Form 10-K, Exhibit 13
period 1998-12-31
SOUTHDOWN INC
filed 1999-03-29
CIK 313058

                                                                    EXHIBIT 13.1

INDEPENDENT AUDITORS' REPORT


To the Shareholders and Board of Directors of Southdown, Inc.


We have audited the accompanying consolidated balance sheet of Southdown, Inc. and subsidiary companies as of December 31, 1998 and 1997, and the related statements of consolidated earnings, shareholders' equity, cash flows and comprehensive income for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Southdown, Inc. and subsidiary companies as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.



/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Houston, Texas
January 27, 1999

SOUTHDOWN, INC. AND SUBSIDIARY COMPANIES
STATEMENT OF CONSOLIDATED EARNINGS


Years ended December 31, (in millions, except per share amounts)         1998     1997        1996
-----------------------------------------------------------------------------------------------------
Revenues                                                            $  1,184.7  $ 1,095.2  $  987.8
=====================================================================================================
Costs and expenses:
    Operating                                                            717.6      698.3     643.4
    Depreciation, depletion and amortization                              71.1       64.1      55.8
    Selling and marketing                                                 27.8       24.7      22.8
    General and administrative                                            71.4       65.6      55.4
    Acquisition charge (Note 3)                                           75.2         --        --
    Other income, net                                                     (4.8)      (6.7)     (2.8)
-----------------------------------------------------------------------------------------------------
                                                                         958.3      846.0     774.6
-----------------------------------------------------------------------------------------------------
Earnings from continuing operations before interest,
    income taxes, minority  interest and extraordinary charge            226.4      249.2     213.2

Interest income                                                            5.9        3.3       3.4
Interest expense, net of amounts capitalized                             (16.5)     (15.5)    (23.5)
-----------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes,
    minority interest and extraordinary charge                           215.8      237.0     193.1
Income tax expense                                                       (86.2)     (78.3)    (63.6)
-----------------------------------------------------------------------------------------------------
Earnings from continuing operations before minority interest
    and extraordinary charge                                             129.6      158.7     129.5
Minority interest, net of income taxes                                    (4.6)      (5.0)     (4.0)
-----------------------------------------------------------------------------------------------------
Earnings from continuing operations before
    extraordinary charge                                                 125.0      153.7     125.5
Loss from discontinued operations, net of
    income taxes (Note 17)                                                (1.6)        --        --
Extraordinary charge, net of income taxes (Note 12)                         --         --     (13.3)
-----------------------------------------------------------------------------------------------------
Net earnings                                                        $    123.4  $   153.7  $  112.2
=====================================================================================================
Dividends on preferred stock (Note 18)                              $       --  $    (2.5) $   (7.7)
=====================================================================================================
Earnings attributable to common stock                               $    123.4  $   151.2  $  104.5
=====================================================================================================
Earnings (loss) per common share:
    Basic
       Earnings from continuing operations                          $     3.27  $    4.10  $   3.65
       Loss from discontinued operations, net of income taxes
         (Note 17)                                                       (0.04)        --        --
       Extraordinary charge, net of income taxes (Note 12)                  --         --     (0.41)
-----------------------------------------------------------------------------------------------------
                                                                    $     3.23  $    4.10  $   3.24
=====================================================================================================
    Diluted
       Earnings from continuing operations                          $     3.22  $    3.94  $   3.21
       Loss from discontinued operations, net of income taxes
          (Note 17)                                                      (0.04)        --        --
       Extraordinary charge, net of income taxes (Note 12)                  --         --     (0.33)
-----------------------------------------------------------------------------------------------------
                                                                    $     3.18  $    3.94  $   2.88
=====================================================================================================
Average shares outstanding:
    Basic                                                                 38.2       36.9      32.3
=====================================================================================================
    Diluted                                                               38.9       39.0      39.7
=====================================================================================================

SOUTHDOWN, INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEET



December 31, (in millions)                                                         1998        1997
-----------------------------------------------------------------------------------------------------
ASSETS
Current assets:
    Cash and cash equivalents (Note 5)                                             $143.8       $98.9
    Short-term investments (Note 11)                                                 14.8         4.0
    Accounts and notes receivable, net (Note 6)                                     120.0       108.5
    Inventories (Note 7)                                                            107.7        97.2
    Prepaid expenses and other                                                       18.4        13.6
-----------------------------------------------------------------------------------------------------
    Total current assets                                                            404.7       322.2
Property, plant and equipment, less accumulated depreciation,
    depletion and amortization (Note 8)                                             819.9       770.2
Goodwill                                                                            105.5       116.1
Other long-term assets (Notes 9 and 16)                                              70.3        58.5
-----------------------------------------------------------------------------------------------------
                                                                                 $1,400.4    $1,267.0
=====================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Current maturities of long-term debt (Notes 11 and 12)                       $    0.6    $   13.6
    Accounts payable and accrued liabilities (Note 10)                              139.3       115.3
-----------------------------------------------------------------------------------------------------
    Total current liabilities                                                       139.9       128.9
Long-term debt (Notes 11 and 12)                                                    167.3       187.0
Deferred income taxes (Note 13)                                                     139.4       123.6
Minority interest in consolidated joint venture (Note 14)                            27.7        27.7
Long-term portion of postretirement benefit obligation (Note 16)                     91.5        96.1
Other long-term liabilities and deferred credits (Note 15)                           30.4        28.8
-----------------------------------------------------------------------------------------------------
                                                                                    596.2       592.1
-----------------------------------------------------------------------------------------------------

Commitments and contingent liabilities (Notes 15, 16 and 17)

Shareholders' equity (Notes 18 and 19):
Common stock, $1.25 par value, 200,000,000 shares authorized, 39,849,000 and
    38,683,000 shares issued and outstanding, respectively, in 1998 and
    41,133,000 and 38,241,000 shares issued and outstanding,
    respectively, in 1997                                                            49.8        51.4
Capital in excess of par value                                                      370.6       352.0
Reinvested earnings                                                                 431.6       386.1
Unearned restricted common shares                                                    --          (8.8)
Currency translation adjustment                                                      (1.5)       (1.2)
Treasury stock, at cost                                                             (46.3)     (104.6)
-----------------------------------------------------------------------------------------------------
                                                                                    804.2       674.9
-----------------------------------------------------------------------------------------------------
                                                                                 $1,400.4    $1,267.0
=====================================================================================================

SOUTHDOWN, INC. AND SUBSIDIARY COMPANIES
STATEMENT OF CONSOLIDATED CASH FLOWS





Years ended December 31, (in millions)                           1998       1997       1996
--------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Earnings from continuing operations                             $125.0     $153.7     $125.5
Adjustments to reconcile earnings from continuing
    operations to cash provided by (used in)
    operating activities:
      Depreciation, depletion and amortization                    71.1       64.1       55.8
      Deferred income tax expense                                  6.2       14.5        9.2
      Other non-cash charges                                       9.7        3.0        3.6
      Changes in operating assets and liabilities:
       (Increase) decrease in accounts and notes receivable      (11.1)       6.1        1.1
       (Increase) decrease in inventories                        (10.2)      (1.9)       5.9
       (Increase) decrease in prepaid expenses and other           2.6       --         (3.8)
       Increase in other long-term assets                        (11.2)      (6.1)      (1.6)
       Increase in accounts payable and accrued liabilities       33.4        0.5       25.0
       Decrease in other liabilities and deferred credits         (5.1)      (0.6)      (5.9)
    Other adjustments                                              2.6        4.7        2.7
  Net cash used in discontinued operations                        (0.4)      (1.0)      (1.4)
--------------------------------------------------------------------------------------------
Net cash provided by operating activities                        212.6      237.0      216.1
--------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
    Additions to property, plant and equipment                  (116.4)     (94.6)     (78.8)
    Acquisitions, net of cash acquired                            (6.0)     (30.2)      (6.2)
    Purchase of short-term investments                           (18.7)      (6.9)     (11.8)
    Maturity of short-term investments                             7.9       14.7       --
    Proceeds from asset sales                                     13.9        8.6        6.7
    Other investing activities                                    (0.1)      --         (0.6)
--------------------------------------------------------------------------------------------
Net cash used in investing activities                           (119.4)    (108.4)     (90.7)
--------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
    Additions to long-term debt (Note 12)                         30.0       --        125.0
    Reductions in long-term debt (Note 12)                       (63.6)      (7.2)    (168.3)
    Purchase of treasury stock                                      --      (59.9)     (19.2)
    Dividends (Note 18)                                          (19.4)     (22.9)     (26.7)
    Distributions to minority interest                            (7.0)      (7.8)      (9.2)
    Exercise of warrants to purchase common stock                   --         --       20.0
    Premium on early extinguishment of debt (Note 12)               --         --      (13.7)
    Other financing activities                                    11.7       (2.3)      (3.8)
--------------------------------------------------------------------------------------------
Net cash used in financing activities                            (48.3)    (100.1)     (95.9)
--------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                         44.9       28.5       29.5
Cash and cash equivalents at the beginning of the year            98.9       70.4       40.9
--------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                $143.8     $ 98.9     $ 70.4
============================================================================================



SOUTHDOWN, INC. AND SUBSIDIARY COMPANIES
STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

Years ended December 31, (in millions)                          1998       1997       1996
--------------------------------------------------------------------------------------------
Net earnings                                                    $123.4     $153.7     $112.2
Foreign currency translation
    adjustments, net of income taxes                              (0.3)      (0.3)      --
--------------------------------------------------------------------------------------------
Comprehensive income                                            $123.1     $153.4     $112.2
============================================================================================

SOUTHDOWN, INC. AND SUBSIDIARY COMPANIES
STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY


                                                                  (in millions)
                                 ----------------------------------------------------------------------------------------------
                                                                                                           Cumulative
                                  Preferred Stock   Common Stock     Capital                   Unearned     Foreign
                                 ----------------- --------------  in excess of  Reinvested   Restricted    Currency   Treasury
                                  Shares   Amount   Shares Amount    Par Value    Earnings   Common Stock  Translation  Stock
                                 -------- -------- ------- ------  ------------  ----------  ------------  ----------- --------
Balance at December 31, 1995
  as previously reported            4.6    $151.9     17.3  $21.6      $127.0       $74.5        $   --    $  --       $  --
  Adjustment for pooling of
    interests                        --        --     15.1   18.9         4.5        97.5          (5.7)    (0.9)      (18.8)
-------------------------------------------------------------------------------------------------------------------------------
  Adjusted balance at
    December 31, 1995               4.6     151.9     32.4   40.5       131.5       172.0          (5.7)    (0.9)      (18.8)

  Net earnings                       --        --       --     --          --       112.2            --       --          --
  Dividends on preferred stock       --        --       --     --          --        (7.7)           --       --          --
  Dividends paid on common stock     --        --       --     --          --       (17.3)           --       --          --
  Issuance of restricted stock       --        --      0.1    0.1         2.6          --          (2.7)      --          --
  Exercise of warrants to
    purchase common stock            --        --      1.3    1.6        18.4          --            --       --          --
  Conversion of Series A and B
    Preferred stock and
    subordinated notes into
    common stock                   (2.9)    (65.6)     4.0    5.0        87.3          --            --       --          --
  Exercise of stock options          --        --      0.2    0.3         4.2        (1.2)           --       --        (2.4)
  Tax benefit from exercise of
    warrants and stock options       --        --       --     --         6.4          --            --       --          --
  Amortization of restricted
    stock vesting                    --        --       --     --          --          --           0.9       --          --
  Purchase of treasury stock         --        --       --     --          --          --            --       --       (19.2)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996        1.7     $86.3     38.0   47.5      $250.4      $258.0        $ (7.5)   $(0.9)     $(40.4)

  Net earnings                       --        --       --     --          --       153.7            --       --          --
  Dividends on preferred stock       --        --       --     --          --        (2.5)           --       --          --
  Dividends paid on common stock     --        --       --     --          --       (19.2)           --       --          --
  Issuance of restricted stock       --        --      0.1    0.1         3.9          --          (4.0)      --          --
  Exercise of stock options          --        --      0.4    0.5         5.6        (3.9)           --       --        (4.3)
  Conversion of Series D
    Preferred stock into
    common stock                   (1.7)    (86.3)     2.6    3.3        83.0          --            --       --          --
  Tax benefit from exercise
    of stock options                 --        --       --     --         9.8          --            --       --          --
  Forfeiture of restricted
    common shares                    --        --       --     --        (0.7)         --           0.7       --          --
  Amortization of restricted
    stock vesting                    --        --       --     --          --          --           2.0       --          --
  Purchase of treasury stock         --        --       --     --          --          --            --       --       (59.9)
  Foreign currency
    translation adjustment           --        --       --     --          --          --            --     (0.3)         --
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997         --    $  --      41.1  $51.4      $352.0      $386.1         $(8.8)   $(1.2)    $(104.6)

  Net earnings                       --       --        --     --          --       123.4            --       --          --
  Dividends paid on
    common stock                     --       --        --     --          --       (19.4)           --       --          --
  Retirement of Medusa treasury
    stock at combination date        --       --      (1.7)  (2.2)         --       (57.0)           --       --        59.2
  Lapse of restrictions on
    restricted common stock          --       --        --     --          --          --           8.8       --          --
  Exercise of stock options          --       --       0.4    0.6        13.8        (1.5)           --       --        (0.9)
  Tax benefit from exercise
    of stock options                 --       --        --     --         4.8          --            --       --          --
  Foreign currency translation
    adjustment                       --       --        --     --          --          --            --     (0.3)         --
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998         --    $  --      39.8  $49.8      $370.6      $431.6         $  --    $(1.5)     $(46.3)
===============================================================================================================================

SOUTHDOWN, INC. AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



[1]  THE COMPANY AND BASIS OF PRESENTATION:

Southdown, Inc. is one of the largest producers of cement in the U.S. The Company operates twelve portland cement manufacturing plants located in Alabama, California, Colorado, Florida, Georgia, Kentucky, Michigan, Ohio, Pennsylvania, Tennessee and Texas, plus an extensive network of cement distribution terminals. The Company also mines, processes, and sells construction aggregates and specialty mineral products in the eastern half of the U.S. and in California. In addition, the Company markets ready-mixed concrete products in two of its largest cement markets, California and Florida. For more information describing the Company's operations and the relative importance of the Company's business segments, see Note 4 of Notes to Consolidated Financial Statements.

The consolidated balance sheet of Southdown as of December 31, 1998 and 1997 and the related statements of consolidated earnings, shareholders' equity, cash flows and comprehensive income for each of the three years in the period ended December 31, 1998 are presented on the basis of generally accepted accounting principles. On June 30, 1998, the Company concluded a merger transaction with Medusa Corporation. Medusa became a 100% owned subsidiary of the Company at that time. The Company treated the transaction as a "pooling of interests" rather than a purchase of one company by another. A pooling of interests accounts for a business combination as the uniting of the ownership interests of companies by an exchange of stock. (See also Note 3 of Notes to Consolidated Financial Statements.)

Southdown was organized in Louisiana in 1930 and maintains its principal executive offices at 1200 Smith Street, Suite 2400, Houston, Texas 77002-4486, telephone (713) 650-6200. The Company reorganized its corporate structure at the end of 1998 by merging most of its recently acquired Medusa entities into Southdown and contributing the Company's California cement, concrete products and aggregates operations to certain existing and newly created wholly-owned subsidiaries of the Company. The terms "Southdown" and the "Company" as used in this report, include subsidiaries of Southdown and also predecessor corporations.

[2]  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONSOLIDATION -- The consolidated financial statements of the Company include the accounts of its divisions, its wholly-owned subsidiaries and its majority-owned joint venture after elimination of significant intercompany transactions and balances. All prior period consolidated financial statements presented provide the combined results of operations, financial position and cash flows of the Company and Medusa. Certain data for prior years have been reclassified for purposes of comparison.

CASH AND STATEMENT OF CONSOLIDATED CASH FLOWS SUPPLEMENTAL DISCLOSURES -- The Company considers short-term investments, which have an original maturity of three months or less, to be cash equivalents for purposes of the Statement of Consolidated Cash Flows. Cash payments for income taxes totaled $71.7 million in 1998, $57.1 million in 1997 and $35.7 million in 1996. Interest paid, net of amounts capitalized, was $16.4 million, $14.3 million and $20.8 million in 1998, 1997 and 1996. Interest capitalized was $1.7 million in 1998, $2.9 million in 1997 and $2 million in 1996.

There were no non-cash financing activities in 1998. Non-cash financing activities in 1997 included the conversion of 1.7 million shares of preferred stock with a carrying value of $86.3 million into 2.6 million shares of common stock. Non-cash financing activities in 1996 included the conversion of 2.9 million shares of preferred stock with a carrying value of $65.6 million and the conversion of $26.7 million in Medusa's convertible subordinated notes into a total of 4 million shares of common stock.

In 1998, non-cash investing activities included the assumption of $1.4 million in liabilities in connection with Medusa's acquisition of an aggregate operation and a highway safety systems company. Non-cash investing activities in 1997 included the assumption of liabilities in Medusa's various acquisitions as discussed in Note 4 of Notes to Consolidated Financial Statements.

INVESTMENTS -- In addition to cash equivalents, the Company has investments in debt securities that mature in more than three months but no more than one year. The Company expects to hold all such investments to maturity and, therefore, carries these investments at amortized cost. The Company does not recognize gains or losses on these investments, which the Company deems to be temporary, because the Company has both the intent and the ability to hold these investments until they mature. As of December 31, 1998 and 1997, the Company's investments consist primarily of commercial paper maturing within one year. The fair value of these investments approximates their amortized cost. (See also
Note 11 of Notes to Consolidated Financial Statements.)

INVENTORIES -- The Company values inventories at the lower of cost or market. Cost includes material, labor and manufacturing overhead. The Company values cement inventories on the last-in, first-out method. The valuation of the remaining inventories, primarily parts and supplies, is determined on the first-in, first-out or average cost method. (See also Note 7 of Notes to Consolidated Financial Statements.)

PROPERTY, PLANT AND EQUIPMENT -- The Company capitalizes all direct and certain indirect expenditures incurred in conjunction with the acquisition or construction of major facilities. Depreciation and amortization of these capitalized costs commence when the completed facility is placed in service. Depreciation and amortization of property, plant and equipment are computed primarily on a straight-line basis over estimated useful lives of the related assets, ranging from three to 50 years. On average, the Company depreciates buildings and improvements based on a 50 year life; machinery and equipment over lives ranging from ten to 35 years; office furniture, fixtures and equipment over lives ranging from five to ten years and mobile equipment over lives ranging from four to 25 years. The Company computes depletion of mineral rights on the units-of-production method.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset. Gain or loss is generally reflected in earnings upon the retirement or sale of property, plant and equipment. (See also Note 8 of Notes to Consolidated Financial Statements.)

ENVIRONMENTAL EXPENDITURES -- The Company bases its estimates of environmental liabilities on the nature or extent of contamination, methods of remediation required, existing technology, presently enacted laws and regulations and prior Company experience in remediation of contaminated sites. The Company capitalizes environmental expenditures that extend the life, increase the capacity, or improve the safety or efficiency of property owned by the Company, mitigate or prevent environmental contamination that has yet to occur, or that are incurred in anticipation of a sale of property. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. The Company's policy is to accrue environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and the amount can be reasonably estimated, whether or not a claim has been asserted or this coincides with the completion of a remediation investigation/feasibility study or the Company's commitment to a formal plan of action. The Company revises such estimates as additional information becomes known. (See also Note 17 of Notes to Consolidated Financial Statements.)

GOODWILL -- The Company amortizes the excess of cost over the fair value of net assets of businesses acquired, on a straight-line basis, over periods ranging from 15 to 40 years. Such amortization amounted to $3.7 million in 1998, $3.5 million in 1997 and $3 million in 1996. Accumulated amortization of goodwill was $38.6 million and $34.9 million as of December 31, 1998 and 1997. The Company utilizes estimates of undiscounted future cash flows of the acquired operations to evaluate any possible impairment of the related goodwill.

REVENUE RECOGNITION -- The Company generally recognizes revenue on the sale of products or services when the products are shipped or the services delivered, all significant contractual obligations have been satisfied and the collection of the resulting receivable is reasonably assured.

OTHER INCOME, NET -- Other income, net consists primarily of gains and losses on miscellaneous asset sales and insurance recoveries.

INTEREST INCOME -- Interest income, earned primarily on investments in short-term securities, totaled $5.9 million in 1998 compared with $3.3 million in 1997 and $3.4 million in 1996. The Company also recognizes interest income on impaired loans using a combination of the cost recovery and the cash basis methods. The Company recognized no material amounts of interest income on impaired notes receivable during 1998 and 1997, but recognized approximately $1.1 million of such interest income during 1996.

STOCK-BASED COMPENSATION -- As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", the Company continues to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized for the Company's employee stock option plans. The disclosure-only provisions of SFAS No. 123 have been included in Note 19 of Notes to Consolidated Financial Statements.

INCOME TAXES -- In computing its federal and state income tax liabilities, the Company uses accelerated depreciation and deducts currently certain expenditures that are capitalized for financial reporting purposes. Deferred income taxes are provided on these and other temporary differences between the tax bases of assets and liabilities and their bases for financial statement purposes. Investment tax credit carryforwards are accounted for under the flow-through method and, accordingly, reduce federal income taxes in the years in which their utilization is assured. (See also Note 13 of Notes to Consolidated Financial Statements.)

EARNINGS PER SHARE -- The Company computed basic earnings per share using average number of common shares outstanding in each of the three years ended 1998. Earnings used to compute basic per share earnings in 1997 and 1996 were net of preferred stock dividends of approximately $2.5 million in 1997 and $7.7 million in 1996, respectively. Diluted earnings for 1998 assume the dilutive impact of options. Diluted earnings for 1997 and 1996 assume the dilutive impact of options and warrants and the conversion of all shares of pr eferred stock to common stock. Diluted earnings for 1996 also assume the conversion of the then outstanding Medusa convertible subordinated notes into shares of common stock. (See also Note 18 of Notes to Consolidated Financial Statements.)

NEW ACCOUNTING STANDARDS -- Effective January 1, 1998, the Company adopted three new Statements of Financial Accounting Standards: Statement No. 130, "Reporting Comprehensive Income", Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" and Statement No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits". Adoption of these three new standards had no material effect on the Company's consolidated results of operations, financial position, or cash flows.

SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components. The Company elected to report the components of comprehensive income in a separate Statement of Consolidated Comprehensive Income.

SFAS No. 131 establishes standards for the way that public companies report information about operating segments in interim and annual financial statements. An operating segment is somewhat the same as a "line of business". The technical definition is "a component of a business, for which separate financial information is available that management regularly evaluates in deciding how to allocate resources and assess performance". The Company's reporting of information about its operating segments already conformed with SFAS No. 131 prior to adopting this new standard. Medusa, which adopted SFAS No. 131 in 1997, had two segments, cement and aggregates, which the Company considers to be reportable. After the merger, the Company's California aggregates operations, which were previously included in the Concrete Products segment, are now included in the Aggregates segment along with the aggregates operations of Medusa.

In an effort to standardize disclosure requirements for pensions and other postretirement benefits to the extent practicable, the Financial Accounting Standard Board issued SFAS No. 132. SFAS No. 132 revises employers' disclosures about pension and other postretirement benefits, but does not change the measurement or recognition of those plans. These revised disclosures may be found in Note 16 of Notes to Consolidated Financial Statements.

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". A derivative is a financial instrument that takes or "derives" its value from the value of some other financial instrument. SFAS No. 133 requires that a company recognize all derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. Fair value is the amount for which an object would currently change hands between a willing buyer and an independent willing seller. SFAS No. 133 is effective for years beginning after June 15, 1999 and management is currently evaluating what, if any, impact this new accounting standard may have on the Company's consolidated financial statements. The Company held no derivative financial instruments during the three year period ending December 31, 1998.

[3]    Medusa Merger:

On June 30, 1998, Medusa became a wholly-owned subsidiary of the Company. The Medusa merger converted each outstanding Medusa common share into the right to receive .88 shares of Company common stock. The Company issued approximately
14.7 million shares of its common stock for all of the outstanding common stock of Medusa. The Medusa merger also converted Medusa's outstanding employee stock options the same way, so these Medusa options became options to purchase approximately 522,000 shares of Company common stock. The exchange of Medusa shares and options for Company shares and options was tax-free. The Company accounted for the merger as a pooling of interests as allowed by Accounting Principles Board Opinion No. 16, "Business Combinations."

The Company recorded second quarter charges to operating expenses totaling $82.9 million ($73.9 million after taxes, or $1.90 per common share, diluted) for direct and other merger related transaction costs. These transaction costs include severance related costs for approximately 150 former employees at the Medusa corporate office, professional fees, financial printing, and anticipated closure of duplicate corporate office facilities and incompatible business practices, processes and activities. A significant portion of the severance costs accrued was related to certain performance based restricted stock grants that had been awarded to Medusa executive officers. Severance cost related to these restricted stock awards was estimated based on the market price of the Company's common stock as of the June 30, 1998 merger date.

Because the market price of the Company's common stock, like that of many other companies' common stock, declined between the merger date and the August 1998 date the restrictions on the stock awards actually lapsed, the cost of Medusa executive severance was less than originally estimated. Accordingly, the Company recorded a third quarter 1998 credit of $6.7 million to estimated severance expense. On the other hand, the Company revised upward its initial estimate of other merger transaction and closure costs. The net effect was a $4 million third quarter 1998 reduction in estimated transaction costs.

In the fourth quarter of 1998, the Company recognized a $3.7 million further reduction in estimated transaction costs as a result of curtailment gains on Medusa pension and other postretirement benefit plans directly related to the Medusa corporate office that is to be closed. (See also Note 16 of Notes to Consolidated Financial Statements.)

At December 31, 1998, current liabilities related to transaction costs were $7.4 million. The Company expects the closure of the Medusa corporate office to be complete and the last of the Medusa corporate office personnel to terminate by the end of the first quarter of 1999. Details of the merger related costs are as follows:

(in millions)       Accrued Merger Costs  Amounts Paid  Adjustments  Current Balance at 12/31/98
------------------------------------------------------------------------------------------------
Merger transaction
    costs and
    professional fees      $ 18.4           $  18.7       $  0.9                   $  0.6
Severance costs              54.3              46.5         (6.7)                     1.1
Closure costs                10.2               2.6         (1.9)                     5.7
------------------------------------------------------------------------------------------------
    Total                  $ 82.9           $  67.8       $ (7.7)                  $  7.4
================================================================================================

For comparative purposes, the revenues and results of operations, excluding the second quarter 1998 charge for direct and other merger related transaction costs, for the separate companies and the combined amounts for the six months and two years prior to the consummation of the combination are presented below:

                                              (in millions)
                --------------------------------------------------------------------------------

                  Six months ended         Year ended                   Year ended
                    June 30, 1998       December 31, 1997            December 31, 1996
                --------------------   -------------------    ----------------------------------
                    (unaudited)
                              Net                   Net                  Extraordinary    Net
                Revenues   earnings    Revenues   earnings    Revenues      charge      earnings
               ---------------------------------------------------------------------------------
Southdown       $357.9       $47.4     $  719.2    $ 96.7      $664.4        $11.5      $ 59.7

Medusa           184.7        19.1        376.0      57.0       323.4          1.8        52.5
------------------------------------------------------------------------------------------------
  Combined      $542.6       $66.5     $1,095.2    $153.7      $987.8        $13.3      $112.2
================================================================================================

For interim reporting purposes, the Company recorded adjustments to conform the accounting practices of Medusa to those of the Company. The adjustments related primarily to Medusa's deferral of maintenance costs and use of standard cost accounting for inventory. However, because the deferral of maintenance costs and the use of the standard cost method of valuing inventory impacts only interim reporting periods, there are no differences in previously reported Medusa assets and net earnings for the full years ended December 31, 1997 and 1996.

[4]  BUSINESS SEGMENT INFORMATION:

While all operations of the Company are related to some degree and share certain internal services, the Company has identified three business segments, each of which is managed separately along product lines. The Cement segment includes the operations of eleven quarrying sites, twelve manufacturing facilities and a network of 44 cement storage and distribution terminals for the production, importation and distribution of portland and masonry cement. The Concrete Products segment includes primarily the production and sale of ready-mixed concrete in two of the Company's largest cement markets, southern California and Florida, and to a lesser extent, the sale of concrete block in Florida. The Aggregates segment mines, processes and sells construction aggregates in the eastern half of the U.S. and in southern California and specialty mineral products in the eastern half of the U.S. It also operates a subsidiary that installs highway safety systems such as guardrails, traffic signals, highway signage and lighting. After the Medusa merger, the Company's California aggregates operations, which the Company previously included in the Company's Concrete Products segment, were transferred to the Aggregates segment. The Company has restated the presentation of prior year segment information below to reflect this change. Operating results and certain other financial data for the Company's principal business segments for and at the end of each year presented are as follows:

(in millions)                                      1998        1997        1996
-----------------------------------------------------------------------------------
Contributions to revenues:
  Cement
    Sales to customers                          $   819.9     $   758.5    $  691.2
    Freight to customers and other                   41.9          43.6        40.4
-----------------------------------------------------------------------------------
      Total cement revenues                         861.8         802.1       731.6
  Concrete Products                                 240.8         238.6       233.7
  Aggregates                                        147.9         119.0        81.4
  Intersegment sales                                (65.8)        (64.5)      (58.9)
-----------------------------------------------------------------------------------
                                                $ 1,184.7     $ 1,095.2    $  987.8
===================================================================================
Contributions to earnings before interest,
    income taxes and minority interest:
  Operating profit
    Cement                                      $   311.0     $   267.3    $  228.4
    Concrete Products                                20.5           9.5        12.2
    Aggregates                                       25.0          20.6        11.8
-----------------------------------------------------------------------------------
                                                    356.5         297.4       252.4
  Corporate overhead                                (54.9)        (48.2)      (39.2)
  Acquisition charge                                (75.2)         --          --
-----------------------------------------------------------------------------------
                                                $   226.4     $   249.2    $  213.2
===================================================================================
Identifiable assets, end of year:
  Cement                                        $   878.9     $   810.0    $  783.2
  Concrete Products                                 104.7         119.3       127.5
  Aggregates                                        149.3         137.1        54.8
  Other, unallocated corporate assets               267.5         200.6       184.7
-----------------------------------------------------------------------------------
                                                $ 1,400.4     $ 1,267.0    $1,150.2
===================================================================================
Depreciation, depletion and amortization:
  Cement                                        $    49.7     $    44.5    $   40.3
  Concrete Products                                   8.3           8.7         8.3
  Aggregates                                          7.9           5.5         3.3
  Other                                               6.0           6.4         6.6
-----------------------------------------------------------------------------------
                                                $    71.9     $    65.1    $   58.5
===================================================================================
Capital expenditures:
  Cement                                        $   102.1     $    77.6    $   64.8
  Concrete Products                                   2.1           4.8         4.7
  Aggregates                                          8.3           8.0         6.5
  Other                                               3.9           4.2         2.8
-----------------------------------------------------------------------------------
                                                $   116.4     $    94.6    $   78.8
===================================================================================

Corporate overhead is generally not allocated to the operating segments. Other unallocated corporate assets consist primarily of cash, goodwill, prepaid pension costs and office furniture, fixtures and equipment. Substantially all of the Company's operations are conducted in the U.S. Intersegment sales occur primarily between the Company's Florida cement manufacturing plant and the related Florida concrete products operations and the Company's southern California cement manufacturing plant and the related California concrete products operations. The Company accounts for intersegment sales at prices which approximate market prices, but eliminates these sales for purposes of preparing consolidated financial statements. Depreciation, depletion and amortization shown above includes $.8 million of amortization of debt issuance costs in 1998 compared with $1 million of such amortization in 1997 and $2.7 million of amortization of debt issuance costs in 1996. Capital expenditures shown above exclude capital acquisitions of $6 million in 1998, $30.2 million in 1997 and $6.2 million in 1996.

AGGREGATES ACQUISITIONS -- During 1997, Medusa completed two cash acquisitions at a cost of $30.2 million, net of cash and liabilities assumed of $19.4 million. In January 1997, Medusa acquired Lime Crest Corporation, a leading producer of home and garden products, industrial limestone and construction aggregates based in Sparta, New Jersey. In October 1997, Medusa acquired Lee Lime Corporation, a producer of limestone, quicklime, hydrated lime, packaged cement mixes and a leading producer of home and garden products based in Lee, Massachusetts.

In August 1997, Medusa also purchased all of the capital stock of White Stone Company of Southwest Virginia. This company is a producer of industrial limestone and aggregates in Castlewood, Virginia with a limestone pelletizing plant in Paradise, Pennsylvania. In consideration of the purchase price of $34.7 million as well as an election by Medusa to step up the basis of the assets acquired for income tax purposes, Medusa assumed liabilities of $3.2 million and issued notes to the selling shareholders for $31.5 million. The notes to the selling shareholders were paid in full prior to Medusa's merger with the Company.

Medusa accounted for all three 1997 acquisitions by the purchase method. Medusa allocated the purchase prices to assets acquired and liabilities assumed based on fair market value at the dates of acquisition. Medusa included the results of operations for all three acquisitions in the financial statements from their respective dates of purchase. On an unaudited proforma basis, assuming Medusa had completed the three acquisitions as of the beginning of 1996, net sales for 1997 and 1996 would have increased $20.3 million and $36.1 million, respectively, whereas net income and net income per common share would not have been significantly different from reported amounts for either period.

[5]  CASH AND CASH EQUIVALENTS:

December 31, (in millions)                                            1998         1997
-----------------------------------------------------------------------------------------
Cash on hand and demand deposits                                   $    16.0    $    13.5
Commercial paper, certificates of deposit, and auction market
    preferreds - at cost, which approximates market value              127.8         85.4
-----------------------------------------------------------------------------------------
                                                                   $   143.8    $    98.9
=========================================================================================

There is no requirement for the Company to maintain compensating balances under any of the agreements with the Company's lending banks.


[6]  ACCOUNTS AND NOTES RECEIVABLE:

December 31, (in millions)                                            1998          1997
-----------------------------------------------------------------------------------------
Trade accounts and notes receivable                                $   122.5    $   111.0
Allowance for doubtful accounts                                         (4.9)        (5.0)
-----------------------------------------------------------------------------------------
                                                                       117.6        106.0
Other receivables                                                        2.4          2.5
-----------------------------------------------------------------------------------------
                                                                   $   120.0    $   108.5
=========================================================================================

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK -- A majority of the Company's receivables are from users of portland cement, such as ready-mixed concrete producers and manufacturers of concrete products such as blocks, roof tile, pipe and prefabricated building components. Sales are also made to building materials dealers, other cement manufacturers, construction contractors and, particularly from the Texas plant, oil well cementing companies. During the three years ended December 31, 1998, approximately 43%, 58% and 58% of the Company's Texas plant's cement sales volume consisted of oil well cement sales. The Company is a major producer of ready-mixed concrete in California and is also a major producer and supplier of such products in Florida. The Company's California plant made approximately 17%, 19% and 18% of its cement sales in the three years ended December 31, 1998 to the Company's ready-mixed concrete operations in California. Approximately 36%, 38% and 38% of the cement sold by the Company's Florida plant in three years ended December 31, 1998 was sold to the Company's Florida concrete products operations. Aggregates sales, both construction and specialty aggregates, are to a wide spectrum of customers including national home improvement warehouse chains, large industrial concerns and individual local small businesses. Construction aggregates are sold to the construction industry primarily for use in the manufacture of concrete and asphalt as well as a variety of construction applications such as road base, drainage blankets, erosion control and other applications. Specialty aggregates sells over 200 products with many different uses including, among others, lawn care, gardening, landscaping, grounds maintenance, water conditioning, agriculture and in the manufacture of joint compounds, caulk, paints, plastics and paper. There were no sales to any single third-party customer in any of the Company's business lines, which totaled in excess of 10% of consolidated revenues for 1998, 1997 or 1996.

An analysis of the activity in the allowance for doubtful accounts follows:

Years ended December 31, (in millions)       1998           1997          1996
--------------------------------------------------------------------------------
Beginning balance                           $  5.0         $  7.8        $  9.2
Additions charged to expense                   0.1            1.3           2.7
Accounts written off                          (0.4)          (3.2)         (4.2)
Recoveries                                     0.2           (0.9)          0.1
--------------------------------------------------------------------------------
Ending balance                              $  4.9         $  5.0        $  7.8
================================================================================

In the opinion of management, the Company is adequately reserved for credit risks related to its potentially uncollectible receivables. However, the Company continues to assess its allowance for doubtful accounts and may increase or decrease its periodic provision as additional information regarding the collectibility of these and other accounts becomes available.


[7]  INVENTORIES:

December 31, (in millions)                                 1998         1997
-----------------------------------------------------------------------------
Finished goods                                           $  36.1       $ 33.6
Work in process                                             14.7         10.8
Raw materials                                                7.1          8.4
Parts and supplies                                          49.8         44.4
-----------------------------------------------------------------------------
                                                         $ 107.7       $ 97.2
=============================================================================

Inventories valued on the "Last In, First Out" method were $46.3 million at December 31, 1998 and $40.4 million at December 31, 1997 compared with current costs of $63.2 million and $58.7 million, respectively.

[8]  PROPERTY, PLANT AND EQUIPMENT:


December 31, (in millions)                                 1998         1997
------------------------------------------------------------------------------
Land (at cost):
    Cement                                               $   36.0      $  41.4
    Concrete Products                                        16.1         20.5
    Aggregates                                                8.9          9.1
    Corporate and other                                       0.2          2.9
------------------------------------------------------------------------------
                                                             61.2         73.9
------------------------------------------------------------------------------
Plant and Equipment (at cost):
    Cement                                                1,228.1      1,128.3
    Concrete Products                                        72.3         79.8
    Aggregates                                              107.6         93.0
    Corporate and other                                      29.7         26.1
------------------------------------------------------------------------------
                                                          1,437.7      1,327.2
------------------------------------------------------------------------------
Less accumulated depreciation, depletion
    and amortization                                       (679.0)      (630.9)
------------------------------------------------------------------------------
                                                         $ 819.9       $ 770.2
==============================================================================

[9]  Other Long-Term Assets:

December 31, (in millions)                                 1998         1997
------------------------------------------------------------------------------
Prepaid pension costs (Note 16)                          $  42.5       $  33.3
Land held for sale                                           9.8           6.5
Unamortized debt issuance costs                              3.7           4.5
Net present value of purchased supply contracts              2.3           3.4
Other                                                       12.0          10.8
------------------------------------------------------------------------------
                                                         $  70.3       $  58.5
==============================================================================

Land held for sale includes various non-income producing real estate parcels offered for sale. Unamortized debt issuance costs are costs and expenses associated with the issuance of certain of the Company's senior debt and senior subordinated notes. Debt issuance costs are being amortized over the respective terms of the debt. In conjunction with the purchase of Moore McCormack Resources, Inc. in 1988, the Company acquired two contracts to supply flyash through 1999 and 2004, respectively. The supply contracts were recorded at their net present values at the date of acquisition and are being amortized over the respective lives of the contracts.


[10] ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

December 31, (in millions)                                 1998         1997
-------------------------------------------------------------------------------
Trade accounts payable                                   $   46.9      $   39.8
Accrued compensation and benefits                            30.0          31.6
Accrued liabilities, trade                                   20.5          16.7
Acquisition charge liabilities                                7.4             -
Accrued interest payable                                      4.3           5.0
Accrued taxes, other                                          5.1           5.6
Current portion of postretirement benefit obligation          4.0           4.3
Accrued environmental remediation costs                       2.8           3.7
Other accrued liabilities                                    18.3           8.6
-------------------------------------------------------------------------------
                                                         $  139.3      $  115.3
===============================================================================

[11] DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

The Company considers investments with maturities between three and twelve months as short-term. Short-term investments consist of debt securities such as commercial paper, time deposits and certificates of deposit. The Company classified all of its short-term investments as of December 31, 1998 as held-to-maturity in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Because of the short duration of these investments, changes in market interest rates would not have a significant impact on their fair value. Accordingly, the fair market value of these investments approximates their amortized cost of $14.8 million and $4 million as of December 31, 1998 and 1997.

The carrying amounts of the Company's other assets and liabilities which are considered to be financial instruments approximate their value, except for long-term debt. The Company determined the estimated fair value amounts for the Company's long-term debt as of December 31, 1998 and 1997 by using appropriate valuation methodologies and information currently available to management. Considerable judgment is required in developing these estimates and, accordingly, the Company can not guarantee that the estimated values shown indicate the amounts that would be realized if the Company were to replace its long-term debt in a free market exchange. The fair value of the Company's long-term debt was estimated based on the quoted market prices for similar issues or on the current rates available to the Company for debt with similar terms and remaining maturities.

                                    December 31, (in millions)
                     -----------------------------------------------------------
                                       1998                           1997
                     ----------------------------   ----------------------------
                     Carrying Amount   Fair Value   Carrying Amount   Fair Value
                     ---------------   ----------   ---------------   ----------
Long-term debt          $  167.9        $  183.7       $  200.6        $  212.7
================================================================================

The Company held no derivative financial instruments as of December 31, 1998 or 1997

[12]  LONG-TERM DEBT:

December 31, (in millions)                                  1998          1997
--------------------------------------------------------------------------------
Senior debt:
    Revolving credit facility                             $    --      $    --
    Industrial development and pollution control bonds         41.3         42.3
    Notes payable                                              --           31.5
    Other                                                       1.6          1.8
Subordinated debt:
    10% senior subordinated notes                             125.0        125.0
--------------------------------------------------------------------------------
                                                              167.9        200.6
    Less current maturities                                    (0.6)       (13.6)
--------------------------------------------------------------------------------
                                                          $   167.3    $   187.0
================================================================================

REVOLVING CREDIT FACILITY -- The Company's revolving credit facility is with Wells Fargo Bank, N.A., in its individual capacity and as agent; Societe Generale, Southwest Agency; The Bank of Nova Scotia; Credit Suisse First Boston; Credit Agricole Indosuez; PNC Bank, N.A.; Banque Paribas and BankBoston, N.A. In May 1998, the Company amended this $200 million revolving credit facility to permit (1) the Medusa merger, (2) assumption of the existing indebtedness of Medusa of up to $100 million, and (3) the guarantee of a $15 million lease obligation associated with the Medusa merger. The Company also obtained from its bank group a release of the bank group's liens on the collater-al security, including the security interest in five of the Company's cement plants and the Company's interest in the Kosmos joint venture. In December 1998, the Company again amended its credit agreement to permit (1) the contribution or other transfer of certain California assets to certain existing and newly created wholly-owned subsidiaries of the Company and (2) the merger of Medusa entities with and into the Company.

In early June 1998, Medusa reduced the borrowing capacity under its unsecured, five-year revolving credit facility from $180 million to the $40 million then outstanding. The Company paid off the outstanding balance on the Medusa credit facility on June 30, 1998. There were no amounts outstanding on Medusa's unsecured $25 million bank lines of credit on June 30, 1998. Medusa's bank group cancelled both credit facilities as of June 30, 1998.

The Company's revolving credit facility matures in June 2002. The credit facility permits the issuance of up to $95 million in standby letters of credit in lieu of borrowings. Borrowings under the facility bear interest at margins either at or above a prime rate or above the London Interbank Offered Rate as selected by the Company from time to time. As of December 31, 1998, the Company had $67 million in letters of credit outstanding under this facility, but no borrowings, leaving $133 million available. The revolving credit facility limits the Company's additional indebtedness, but allows the Company to borrow up to $175 million, as well as certain other amounts, from other lenders.

Under the revolving credit facility, the Company must maintain the following financial ratios: (1) leverage ratio (funded debt compared with consolidated earnings before interest, tax and depreciation), (2) minimum current ratio (current assets compared with net current liabilities), and (3) free cash flow ratio (free cash flow compared with the sum of interest, dividends, current tax provision and current portion of funded debt). In addition, the Company must maintain a minimum tangible net worth (shareholders' equity minus intangible assets such as goodwill).

Under the terms of the Company's 10% Senior Subordinated Notes Indenture, the Company may borrow up to $255 million under bank credit facilities, plus $50 million of additional debt and certain other additional amounts. Under the indenture, the Company may borrow more than those amounts if the Company's consolidated fixed charge coverage ratio is more than 2.25 to 1. The fixed charge coverage ratio is the ratio of after tax earnings, excluding interest charges, to the amount of interest due on all indebtedness. As of December 31, 1998, the Company's consolidated fixed charge coverage ratio was significantly higher than 2.25 to 1. That indenture also limits "Purchase Money Obligations" and/or "Capitalized Lease Obligations" to not more than $25 million at any one time and restricts, among other things, certain sales of assets, certain mergers and consolidations, dividends and distributions and redemptions and repurchases of equity securities.

The Company is in compliance with the revolving credit facility and indenture ratios and covenants. Generally, the revolving credit facility is more restrictive than the indenture and would limit the Company's additional borrowings before covenants in the indenture would impede the Company's ability to incur additional debt.

INDUSTRIAL DEVELOPMENT AND POLLUTION CONTROL BONDS -- The industrial development and pollution control bonds were issued by various state or local financing authorities and are due on various dates through the year 2017. The obligations bear interest, which is nontaxable to the payees, at varying rates that approximate 50% of the prevailing prime rate. The obligations are secured by irrevocable letters of credit issued under the Company's revolving credit facility. During the first quarter of 1998, the Company negotiated an extension of $17.8 million of the pollution control bonds until 2013. The Company refunded bonds totaling $7.5 million during 1997, extending their maturity until 2017.

10% SENIOR SUBORDINATED NOTES -- On March 19, 1996, the Company issued an aggregate of $125 million principal amount of 10% Senior Subordinated Notes in a private placement. The net proceeds of the Notes and other funds were used to retire $125 million in principal amount of the Company's 14% Senior Subordinated Notes, which the Company had offered to repurchase. The total cost to the Company was $136.9 million plus accrued interest. The Company recorded a $11.5 million net of tax extraordinary charge in 1996 to reflect the prepayment premium and other costs incurred in the repurchase.

The Company issued the Notes pursuant to an indenture dated as of March 19, 1996 between the Company and State Street Bank and Trust Company, as Trustee. During 1996, all of the Notes were exchanged in a registered exchange offer for $125 million aggregate principal amount of the Company's 10% Senior Subordinated Notes pursuant to a registration rights agreement entered into at the time of the private placement. The 10% Notes were also issued under the indenture, and the terms of the 10% Notes are substantially identical to those of the Notes. The 10% Notes pay interest semiannually, mature on March 1, 2006 and are noncallable until March 1, 2001, after which the 10% Notes are callable at the option of the Company, in whole or in part, at any time at 105% of the principal amount, declining ratably in annual increments to par on or after March 1, 2004. The 10% Notes are subordinate in right of payment to all existing and future senior debt, as defined, of the Company, rank on a parity with all existing and future senior subordinated debt, as defined, of the Company, and rank senior to all other existing and future subordinated debt of the Company. The indenture includes affirmative and negative covenants, which in certain instances restrict, among other things, additional indebtedness, sales of assets, mergers and consolidations, dividends and distributions and redemptions and repurchases of equity securities.

MEDUSA 6% CONVERTIBLE SUBORDINATED NOTES -- Also in 1996, Medusa redeemed its 6% convertible subordinated notes. Medusa note holders converted $26.7 million in Medusa notes into 805,161 Medusa common shares. The other note holders were redeemed for $30.8 million. This redemption, including the write -off of unamortized debt issuance costs, was $1.8 million net of income tax benefit of $.8 million and also was reflected as an extraordinary item in 1996.

ANNUAL TOTAL MATURITIES OF LONG-TERM DEBT -- The expected maturity dates, the approximate total principal payments due in future years and the average interest rate on long-term debt as of December 31, 1998 are as follows:

  Expected                                  Principal Payments        Average
Maturity Date                                 (in millions)        Interest Rate
--------------------------------------------------------------------------------
    1999                                         $    0.6               5.7%
    2000                                              0.5               5.6%
    2001                                              0.2               7.0%
    2002                                              0.1               6.2%
    2003                                              --                 --
    Thereafter                                      166.5               8.4%
--------------------------------------------------------------------------------
       Total                                   $    167.9               8.4%
================================================================================

[13] INCOME TAXES:

The following table provides a breakdown of the current and deferred components of the provisions for federal and state income taxes attributable to the earnings before income taxes, minority interest and extraordinary charge.


Years ended December 31, (in millions)         1998         1997        1996
--------------------------------------------------------------------------------
Federal income tax expense:
    Current                                 $    68.5     $    55.8     $   49.4
    Deferred                                      6.2          13.8          8.7
State income tax expense:
    Current                                      11.5           8.0          5.0
    Deferred                                       --           0.7          0.5
--------------------------------------------------------------------------------
                                            $    86.2     $    78.3     $   63.6
================================================================================

The tax benefits allocated to the 1998 discontinued operation loss and the 1996 extraordinary charge were $.8 and $6.2 million, respectively. The tax benefits allocated to minority interest earnings for 1998, 1997 and 1996 were $2.5, $2.5 and $2.2 million.

A reconciliation between the income tax expense recognized in the Company's Statement of Consolidated Earnings and the income tax expense computed by applying the statutory federal income tax rate to the earnings from continuing operations before income taxes, minority interest and extraordinary charge follows:

                                                              Years ended December 31, (in millions)
                                                -----------------------------------------------------------------------
                                                        1998                     1997                     1996
                                                --------------------    ---------------------    ----------------------
                                                 Amount      Percent      Amount      Percent      Amount     Percent
-----------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before
    income taxes, minority interest
    and extraordinary charge                    $   215.8               $   237.0                $   193.1
=======================================================================================================================

Income tax expense
    computed at statutory rate                  $    75.5     35.0%     $    83.0      35.0%     $    67.6     35.0%
Benefit of statutory depletion                      (11.9)    (5.5)         (10.8)     (4.6)          (8.8)    (4.6)
Effect of non-deductible goodwill                      .9       .4             .7        .3             .8       .4
Effect of state income tax
    expense                                           7.4      3.4         5.72.4       3.7            1.9
Non-deductible merger costs                          14.5      6.7           --         --             --       --
Other                                                 (.2)     (.1)           (.3)      (.1)            .3       .2
-----------------------------------------------------------------------------------------------------------------------
                                                $    86.2     39.9%     $    78.3      33.0%     $    63.6     32.9%
=======================================================================================================================

The provision for deferred income taxes represents the change in the Company's deferred income tax liability during each year, including the effect of any enacted tax rate changes. The Company recognizes a deferred income tax liability or asset for the net effect of (1) temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements after applying enacted statutory tax rates and laws in effect for the year in which the differences are expected to reverse and, in certain instances, (2) the deferred tax effects of tax net operating loss and tax credit carryforwards.

Significant components of the Company's net deferred tax liability as of December 31, 1998 and 1997 were as follows:

December 31, (in millions)                                  1998         1997
--------------------------------------------------------------------------------
Deferred tax liabilities:
    Differences between book and tax bases of
     property, plant and equipment                        $   167.8    $   163.4
    Assets of overfunded pension plan                          16.6         12.7
    Other                                                       9.1          9.3
--------------------------------------------------------------------------------
                                                              193.5        185.4
--------------------------------------------------------------------------------
Deferred tax assets:
    Postretirement benefit obligation                          37.9         37.1
    Reserves not currently deductible                          22.9         15.5
    Deferred state income taxes                                 4.8          4.4
    AMT credit carryforwards                                   --            6.5
    Other                                                      --            2.6
--------------------------------------------------------------------------------
                                                               65.6         66.1
--------------------------------------------------------------------------------
Net deferred tax liability                                $   127.9    $   119.3
================================================================================

The consolidated federal income tax returns of the Company for 1993 through 1995 and various state income tax returns are currently under examination. In the opinion of management, the Company has made adequate provision at December 31, 1998 for income taxes that might be due as a result of these audits and any resulting assessments will have no material effect on the Company's consolidated earnings.


[14] MINORITY INTEREST IN CONSOLIDATED JOINT VENTURE:

Kosmos Cement Company is a partnership, which owns a cement plant located in Louisville, Kentucky and a cement plant located near Pittsburgh, Pennsylvania along with related terminals and facilities. The partnership is 25% owned by Lone Star Industries, Inc. and operated and 75% owned by the Company. The Company's Consolidated Balance Sheet includes 100% of the assets and liabilities of Kosmos. Lone Star's 25% interest in Kosmos and the earnings therefrom have been reflected as "Minority interest in consolidated joint venture" and "Minority interest, net of income taxes" on the Company's Consolidated Balance Sheet and Statement of Consolidated Earnings, respectively.


[15] OTHER LONG-TERM LIABILITIES AND DEFERRED CREDITS:

December 31, (in millions)                                   1998         1997
--------------------------------------------------------------------------------
Environmental liabilities (Note 17)                       $    10.9    $     9.9
Deferred payment obligation                                     8.1          8.2
Supplemental pension liabilities (Note 16)                      5.3          4.2
Estimated liabilities on discontinued operations                4.9          4.2
Other                                                           1.2          2.3
--------------------------------------------------------------------------------
                                                          $    30.4    $    28.8
================================================================================

DEFERRED PAYMENT OBLIGATION -- In connection with the July 1990 purchase of a hazardous waste processing facility from an affiliate of Browning-Ferris Industries, Inc., the Company assumed a conditional payment obligation payable to the former shareholders of the Browning-Ferris subsidiary. The expected timing of payments related to the estimated liabilities on discontinued operations and the deferred payment obligation is uncertain.

DISCONTINUED OPERATIONS -- The Company has accrued loss provisions for certain environmental issues under the indemnification provisions of sales agreements associated with the environmental services operations discontinued in 1994 and for which the Company remains contingently liable. In addition, as part of the acquisition of Moore McCormack in 1988, the Company assumed certain fixed and contingent liabilities pursuant to certain guarantees and undertakings related to operations that had been previously discontinued by Moore McCormack.

[16] PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS:

PENSION -- The Company has a defined benefit pension plan covering substantially all employees. The benefits are based on years of service and the employee's compensation and are integrated with Social Security. The Company's policy is to fund its pension plan in accordance with sound actuarial principles.

To determine the funded status of the Company's pension plan, the Company's actuaries compare the market value of the plan's assets at the end of the year with actuarial estimates of the projected benefit obligation. Differences in estimates used and actual experience along with changes in assumptions from year-to-year are included in net deferred gains or losses. The Company amortizes the unrecognized net gains or losses whenever such amount exceeds 10% of the greater of the projected benefit obligation or the market value of plan assets. The unrecognized net obligation or net asset, unrecognized net gain or loss and prior service costs were amortized over periods of 5 to 13 years for 1998, over periods of 5 to 12 years for 1997 and over periods of 6 to 15 years for 1996, which approximated the estimated average remaining service periods of employees expected to receive benefits under the plan.

The Company recognized pension income of approximately $6 million, $3.1 million and $1.7 million in 1998, 1997 and 1996, respectively, under such Company-sponsored plans. The 1998 amount excludes the $3.7 million curtailment gain on the Medusa pension and postretirement benefits. In addition to the Company-sponsored plan, certain union employees of the Company's Colorado cement operations, the Great Lakes shipping company, the Butler, Kentucky aggregates operation and the highway safety systems company are covered under a multi-employer defined benefit plan administered by its union. Amounts contributed to the multi-employer plans and included in pension expense were $1.5 million in 1998, $0.8 million in 1997 and $1.2 million in 1996.

The Company acquired Medusa on June 30, 1998, including its pension and postretirement benefit plans. As a result of the closing of the Medusa corporate office, the expected years of future service under the Medusa pension and postretirement plans have been reduced for a significant number of employees. Under the provisions of Statement of Financial Accounting Standard No. 88, "Accounting for Settlements and Curtailments of Defined Benefit Pensions Plans and for Terminated Benefits", and Statement of Financia l Accounting Standard No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pension", the curtailment of the Medusa plans resulted in the recognition of $3.7 million in gains in 1998. Because the curtailment is directly related to the merger transaction, the Company recognized the gain as a reduction in estimated transaction costs. (See also Note 3 of Notes to Consolidated Financial Statements.) The remaining Medusa plans will be amended to establish parity with the benefits provided by the Company.

DIRECTORS PENSION PLAN -- The Company also has an unfunded defined benefit pension plan covering the members of its Board of Directors who have five years of service and are not participants in any of the Company's qualified pension plans. Eligible directors are entitled to a monthly benefit equal to two-thirds of their average monthly fee. The benefit is payable over a number of months equal to such director's service on the Board. During 1998, 1997 and 1996, the Company included in expense $535,000, $151,000 and $154,000, respectively, to provide for benefits accrued under the plan.

RETIREMENT SAVINGS PLAN -- The Company maintains a retirement savings plan in which substantially all employees are eligible to participate. The savings plan is designed to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code. Under the savings plan, a participating employee may elect to defer taxation on a portion of his or her eligible earnings up to a maximum amount defined by the Code, by directing the Company to contribute such earnings to the savings plan on the employee's behalf. A participating employee may also make after-tax contributions to the savings plan. The Company contributes an amount to the savings plan equal to 50% of an employee's contributions, subject to certain limitations. The Company's matching contributions are invested solely in its common stock acquired in open market purchases. All employee contributions and Company matching contributions are fully vested when made. Amounts held by the savings plan for the account of a participating employee are distributable as a lump-sum upon termination of employment for any reason. Subject to certain conditions and restrictions, a participating employee may receive a distribution or a loan of a portion of his account balance while employed by the Company. The Company contributed $3 million in 1998, $2.7 million in 1997 and $2.5 million in 1996, in matching contributions that were charged to compensation expense and invested in the Company's common stock.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN -- Effective October 1, 1997, the Company adopted a non-qualified supplemental retirement plan for a group of senior line and staff management personnel. Under this plan, participants will receive an additional monthly retirement benefit. The additional benefit is equal to the difference between the amount calculated under the Company's qualified defined pension benefit plan discussed above and the amount that would be calculated assuming there were no limitations imposed by the Internal Revenue Code on compensation, including incentive compensation earned pursuant to the Company's Annual Incentive Plan.

The plan is unfunded. The annual amount charged to pension expense and accrued as a pension liability under the plan for financial reporting purposes is the sum of (1) the present value of the actuarially determined projected benefit obligation, using an assumed weighted average discount rate of 6.875% and an assumed rate of increase in future compensation levels of 4.5%, and (2) the amortization of the unrecognized prior service cost over a period of 8 years, which approximates the estimated average remaining service period of those certain senior employees expected to receive benefits under the plan. The Company recognized pension expense under this plan of $612,000 and $146,000 during 1998 and 1997. As of December 31, 1998, the unrecognized prior service cost and the projected benefit obligation for the plan were $1.8 million and $3 million, respectively. As of December 31, 1997, the unrecognized prior service cost and the projected benefit obligation for the plan were $2.1 million and $2.5 million, respectively.

SUPPLEMENTAL PENSION LIABILITIES -- A small number of former employees and retirees of the Company are eligible for payments under non-qualified supplemental pension agreements. Under such arrangements, the Company accrued the present value of probable future cash outlays during the expected service life of the employee and charged that amount against earnings for financial reporting purposes.

HEALTH CARE AND LIFE INSURANCE BENEFITS -- The Company offers health care benefits to active employees and their dependents. Certain retirees under the age of sixty-five and their dependents are also offered health care benefits, which consist primarily of medical and life insurance benefits. However, the Company reduces benefit payments for covered retirees sixty-five years of age or older by benefits paid by Medicare.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation for general health care and prescription drugs was approximately 8%, 8.5% and 9% as of December 31, 1998, 1997 and

1996, respectively. For all three years, the Company assumed rates would decrease each successive year until it reaches rates ranging from 5% to 6% in 2004 and thereafter. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. For example, a one-percentage-point change in assumed health care cost trend rates would have the following effects:


                                                                1-Percentage-       1-Percentage-
                                                               Point Increase      Point Decrease
------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components              8.8%               7.6%
Effect on postretirement benefit obligation                          8.5%               7.5%

Most of the Company's health care benefits are self-insured and administered on cost plus fee arrangements with a major insurance company or provided through health maintenance organizations. Claims, premiums and administrative costs paid for active employees and their dependents were $16.6 million, $14.5 million and $13 million in 1998, 1997 and 1996, respectively. For retirees and their dependents these costs were $3.7 million in 1998, $3.8 million in 1997 and $4.2 million in 1996.

The Company provides life insurance benefits to its active and retired employees. Generally, life insurance benefits for retired employees are reduced over a number of years from the date of retirement to a minimum level. Costs paid for life insurance benefits for employees were approximately $1.1 million in 1998, $910,000 in 1997 and $742,000 in 1996. The costs of providing such benefits for retired employees were de minimis in each of the three years in the period ended December 31, 1998.

The pension plan's assets exceeded the accumulated benefit obligation as of both December 31, 1998 and 1997. None of the Company's accumulated postretirement benefit obligation has been funded. The following table provides a reconciliation of benefit obligations, plan assets, funded status of the plans and amounts recognized in the Company's Consolidated Balance Sheet at December 31, 1998 and 1997:


                                                              (in millions)
                                              -----------------------------------------------------
                                                  Pension Benefits              Other Benefits
                                              -------------------------     -----------------------
                                                  1998          1997          1998           1997
---------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year       $  (181.8)     $  (162.4)     $  (52.9)     $  (51.5)
Service cost                                       (4.7)          (3.9)         (0.9)         (0.8)
Interest cost                                     (12.2)         (11.8)         (3.5)         (3.7)
Curtailment gain                                    2.6            --            1.3           --
Actuarial gain (loss)                              (0.4)         (10.8)          1.5          (0.7)
Acquisition                                         --            (3.4)          --            --
Benefits paid                                      11.1           10.5           3.7           3.8
---------------------------------------------------------------------------------------------------
Benefit obligation at end of year                (185.4)        (181.8)        (50.8)        (52.9)
---------------------------------------------------------------------------------------------------

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning
    of year                                       254.4          218.5                         --
Actual return on plan assets                       23.7           41.6                         --
Acquisition                                         --             3.5                         --
Employer contribution                               0.7            1.3                         --
Benefits paid                                     (11.1)         (10.5)                        --
Fair value of plan assets at end of year          267.7          254.4                         --
Funded status                                      82.3           72.6         (50.8)        (52.9)
Unrecognized net actuarial gain                   (43.0)         (43.1)        (20.5)        (20.9)
Unrecognized prior service cost                     3.2            3.8         (24.2)        (26.6)
Prepaid (accrued) benefit cost                $    42.5      $    33.3      $  (95.5)     $ (100.4)
===================================================================================================

WEIGHTED-AVERAGE ASSUMPTIONS AS OF
    DECEMBER 31
Discount rate                                     6.875%   6.875% to 7%        6.875%    6875 to 7%
Expected return on plan assets                      8.5%           8.5%           N/A           N/A
Rate of compensation increase                  4.5 to 5%      4.5 to 5%           N/A           N/A


                                                                        (in millions)
                                               --------------------------------------------------------------
                                                     Pension Benefits                    Other Benefits
                                               ----------------------------     -----------------------------
                                                1998       1997       1996       1998       1997       1996
-------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT INCOME
Service cost                                   $  4.7     $  3.9     $  3.7     $  0.9     $  0.8     $  0.8
Interest cost                                    12.2       11.8       11.4        3.5        3.7        3.6
Actual return on plan assets                    (23.7)     (41.6)     (25.5)        --         --         --
Asset gain deferred                               2.4       23.5        8.7         --         --         --
Curtailment (gain) loss                            --         --        0.3         --         --         --
Amortization of prior service cost                0.5        0.6        0.6       (2.4)      (2.4)      (2.4)
Recognized net actuarial gain                    (2.1)      (1.3)      (0.9)      (2.0)      (2.3)      (2.3)
-------------------------------------------------------------------------------------------------------------
Net periodic benefit income                    $ (6.0)    $ (3.1)    $ (1.7)    $   --     $ (0.2)    $ (0.3)
=============================================================================================================

[17] COMMITMENTS AND CONTINGENT LIABILITIES:

OPERATING LEASES -- Rental expense covering manufacturing, transportation and certain other facilities and equipment for the years 1998, 1997 and 1996 totaled $23.7 million, $21.9 million and $19.1 million, respectively. Minimum annual rental commitments as of December 31, 1998 under noncancellable leases are set forth as follows:

                                                   (in millions)
                                    --------------------------------------------
                                      Mobile         Manufacturing
                                    equipment     equipment and other     Total
--------------------------------------------------------------------------------
    1999                             $  13.2            $  4.1           $  17.3
    2000                                12.1               3.8              15.9
    2001                                 8.8               3.4              12.2
    2002                                 5.8               3.0               8.8
    2003                                 3.7               2.8               6.5
    Thereafter                           2.6              12.5              15.1
--------------------------------------------------------------------------------
                                     $  46.2            $ 29.6           $  75.8
================================================================================

ENVIRONMENTAL MATTERS -- The Company or its predecessors have conducted industrial operations at some of the Company's facilities for almost 100 years. Many of the raw materials, products and by-products associated with the operation of any industrial facility, including those for the production of cement, concrete products, or aggregates contain chemical elements or compounds that are designated as hazardous substances. The Company's operations involving such materials are regulated by federal, state and local laws and regulations pertaining to the protection of human health and the environment. In the past, in accordance with industry practice, the Company disposed of various materials, both onsite and offsite, in a manner, which in some cases would not be permitted under current environmental regulations. Certain of these materials, if discarded today, might be categorized as hazardous substances or wastes.

Remediation under environmental clean-up rules can be costly. Federal environmental laws, as well as analogous laws in certain states, create joint and several liability for the cost of cleaning up or correcting releases into the environment of designated hazardous substances. Among those who may be held jointly and severally liable are those who generated the hazardous substances, those who arranged for disposal of the hazardous substances, those who owned or operated the disposal site or facility at the time of disposal, and subsequent owners and operators. With regard to the discontinued environmental services business, the Company has both given indemnification to and received indemnification from others for properties previously owned, although a few courts have held that indemnification for such environmental liabilities is unenforceable. No estimate of the extent of contamination, remediation cost or recoverability of cost from prior owners, if any, is currently available regarding these discontinued operations except as noted below.

While several of the Company's facilities are the subject of various local, state or federal environmental proceedings and inquiries, most of these investigations are in their preliminary stages and final results may not be determined for years. In certain instances, the Company has been named as one of several potentially responsible parties charged with clean-up liability pursuant to CERCLA. This disclosure is a statement of fact and is intended as general cautionary advice that events of this kind are a reasonable possibility in the cement industry, as well as in many other industries. The mere designation of an entity as a potentially responsible party does not necessarily imply that it is probable that an asset has been impaired or a liability has been incurred. In fact, management considers all three of the Superfund sites in which the Company has been identified as a potentially responsible party as of January 27, 1999 to be of de minimus consequence to the Company.

Despite the fact that current law imposes joint and several liability on all parties at any Superfund site, the Company's accrual for estimated liability in these instances reflects only the Company's expected share based on the Company's assessment of (1) its proportionate volumetric contribution to the waste material, (2) whether responsibility is being disputed, (3) the terms of any existing agreements, (4) the solvency of other parties and (5) experience regarding similar matters. While some of these matters have been, or are expected to be, settled for de minimis amounts, others are in their preliminary stages and final results may not be determined for years. The Company accrues a charge for an environmental reserve when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted. All environmental accruals have been recorded without giving effect to any possible future recoveries from insurance or other third parties. It is often difficult to estimate the future impact of environmental matters and accruals are adjusted as further information develops or circumstances change.

Accrued liabilities specifically related to environmental matters were, in total, $13.7 million, $13.6 million and $3.4 million at December 31, 1998, 1997 and 1996. Additional amounts related to closure, remediation and other environmental related liabilities were included in the charge accrued in conjunction with the 1994 loss on disposal of the discontinued environmental services operations. Cash expenditures often lag by a number of years the period in which an accrual is recorded. Based on the information developed to date, the Company does not believe it will be required to spend significant sums on these matters in excess of the amounts already provided for in the Company's financial statements. Until all environmental studies, investigations, remediation work and negotiations with or litigation against potential sources of recovery have been completed, however, the ultimate cost that might be incurred by the Company to resolve these environmental issues cannot be assured.

Additions to and expenditures charged against the Company's environmental accruals related to continuing operations during the past three years were as follows:

Years ended December 31, (in millions)        1998          1997         1996
--------------------------------------------------------------------------------
Beginning balance                          $    13.6     $     3.4     $     4.6
Expense provisions                               2.2           5.1           0.4
Assumed in Aggregates acquisitions              --             8.1          --
Expenditures                                    (2.1)         (3.0)         (1.6)
--------------------------------------------------------------------------------
Ending balance                             $    13.7     $    13.6     $     3.4
================================================================================

Based solely upon the information developed to date, which is subject to change as additional information becomes available, management of the Company believes that known matters can be successfully resolved in cooperation with local, state and federal regulating agencies. However, because the Company's results of operations vary considerably with construction activity and other factors, it is at least reasonably possible that future charges for environmental contingencies could, depending on their timing and magnitude, have a material adverse impact on the Company's results of operations in a particular period.

Amendments to the Clean Air Act in 1990 provided comprehensive federal regulation of various sources of air pollution, and established a new federal operating permit and fee program for virtually all manufacturing operations. The Clean Air Act Amendments may result in increased capital and operational expenses for the Company in the future, the amounts of which are not presently determinable. As mandated by the Clean Air Act, beginning in late 1995, the Company commenced submitting Federal operating permit applications and paying annual fees for its cement manufacturing plants. In addition, the U.S. Environmental Protection Agency is developing air toxics regulations for a broad spectrum of industrial sectors, including portland cement manufacturing. Management has no reason to believe, however, that these new standards would place the Company at a disadvantage with respect to its competitors.

In July 1997, the EPA promulgated revisions to two National Ambient Air Quality Standards under the Clean Air Act -- particulate matter and photochemical oxidants (ozone). Because of the nature of the Company's operations, the proposed addition of a particulate matter standard that will regulate particles
2.5 microns or less in diameter, and the regulation of nitrogen oxides emissions as the precursor pollutants to ozone, is of potential concern. Implementation of these new standards will not immediately have an impact on industrial operations. The first step is a several-year data collection and analysis activity by the states to determine whether or not the state will be able to meet the new standards. If a state is unable to demonstrate that it attains the standards, it will then be required to modify its air quality implementation plan to describe actions to meet the new standards. This initial phase will take several years to complete. It is presently unknown whether states in which the Company operates will be able to meet the new standards, how the states will modify their implementation plans to demonstrate compliance or the ultimate technology and cost impact on the Company's operations.

Another evolving issue of potential significance to the Company is global warming and the international accord on carbon dioxide stabilization/reduction. Carbon dioxide is a greenhouse gas many scientists and others believe contributes to a warming of the Earth's atmosphere. In December 1997, the United Nations held an international convention in Kyoto, Japan to take further international action to ensure greenhouse gas stabilization or reduction after the turn of the century. The conference agreed to a protocol to the United Nations Framework Convention on Climate Change originally adopted in May 1992. The protocol establishes quantified emission reduction commitments for certain developed countries, including the U.S., and certain countries that are undergoing the process of transition to a market economy. These reductions are to be obtained by 2008-2012. The protocol was made available for signature by member countries starting in the spring of 1998. The protocol will require U.S. Senate ratification and enactment of implementing legislation before it becomes effective in the United States.

The consequences of greenhouse gas reduction measures for cement producers are potentially significant because carbon dioxide is generated from combustion of fuels such as coal and coke in order to generate the high temperatures necessary to manufacture cement clinker (which is then ground with gypsum to make cement). In addition, carbon dioxide is generated in the calcining of limestone to make cement clinker. Any imposition of raw material or production limitations or fuel-use or carbon taxes could have a significant impact on the cement manufacturing industry. It will not be possible to determine the impact on the Company until governmental requirements are defined or the Company can determine whether emission offsets or credits are obtainable, and whether alternative cementitious products or alternative fuel can be substituted.

The Company's Wampum, Pennsylvania cement plant has received five Notices of Violation from the U.S. EPA, alleging certain air emission violations. The U.S. EPA has referred these notices to the U.S. Department of Justice for potential civil enforcement. Three of the notices allege opacity and fugitive emissions violations of Pennsylvania law and maintain that the provisions are enforceable by federal authorities. The two remaining notices allege visible emissions violations related to the provisions of the plant's state operating permit for burning waste-derived liquid fuel. These notices also maintain that the state permit provisions are enforceable by federal authorities. The parties have negotiated a preliminary agreement in principle subject also to the negotiation of a mutually agreeable consent decree. The Company anticipates that the consent decree will include future compliance obligations and penalty payments. The Company does not expect the penalty payments to materially exceed the amount the Company has already reserved for this matter. Discussions are still on going, however, and therefore, the Company is unable at this time to provide assurances as to the ultimate liability that may be associated with these matters.

CLAIMS FOR INDEMNIFICATION -- The Mineral Management Service of the Department of the Interior claimed that the Company's former oil and gas subsidiary, Pelto Oil Company, owed royalties on two separate gas contract settlement payments that Pelto received. When the Company sold Pelto in 1989, the Company agreed to protect the purchaser from any future claims related to these two payments. In a March 10, 1998 letter, the MMS advised that it was withdrawing its royalty claim in the amount of $1.35 million on one of the settlement payments because of a court ruling in July 1997, which prohibited further claims against the current owner of Pelto and that owner's affiliates. The MMS, however, reserved its right to possibly reassert the claim at a later date.

The Company also disagrees with MMS' claim that an unspecified amount of royalties are owed on the second gas contract settlement payment of $5.9 million. If one or both of MMS claims against Pelto are ultimately successful, the Company could have liability for royalties, plus late payment charges, in amounts which are not currently determinable. Such expenditures would result in a charge to discontinued operations.

KOSMOS CEMENT JOINT VENTURE SEVERANCE TAX AUDIT -- Kosmos Cement Company is a partnership operated and 75% owned by the Company. In late 1997, the State of Kentucky proposed a deficiency assessment against Kosmos for severance tax payments related to limestone mined at its Battletown, Kentucky quarry. The total assessment is approximately $3.7 million, including penalty and interest. Kosmos is contesting the assessment. Kosmos met with the Kentucky Revenue Cabinet in January 1998 to discuss the disputed assessments. Discussions are ongoing and the Company is unable to evaluate whether an unfavorable outcome is either probable or remote.

In addition to limestone mined for the production of cement, Kosmos mines limestone specifically for use by a local electric utility company. The Company believes that, under the terms of a supply agreement, the utility company is responsible for severance taxes on limestone provided to it. A major portion of the Kentucky severance tax assessment relates to this specifically mined limestone. For the amounts not paid by the local electric utility, the Company would indirectly bear 75% of any settlement and legal costs through its ownership interest in Kosmos.

DISCONTINUED ENVIRONMENTAL SERVICES SEGMENT -- The Company has both given and received environmental and other indemnifications related to properties the Company previously owned. A few courts have held that such promises to protect other parties from loss for environmental liabilities are unenforceabl e. At present, the Company is not able to estimate the extent of contamination, remediation cost or recoverability of cost from prior owners, if any, regarding these discontinued operations.

In late 1994 and the first quarter of 1995, the Company learned of some soil and groundwater contamination at its former Alabama hazardous waste processing facility. Although the Company sold the facility in April 1995, the Company agreed to keep some liability for soil and groundwater contamination at the facility prior to that time. The Company's investigation has not yet determined the extent of the contamination or what sort of cleanup, if any, will be required. It is too early to determine the amount of the Company's exposure to loss with any degree of certainty.

The Company has agreed to remediate the soil and groundwater contamination at the Alabama facility to the extent required by law, but filed a lawsuit against the former owner of the facility. Claims against the prior owner and other potentially responsible parties could significantly reduce or eliminate the Company's own loss exposure. Nevertheless, to cover the estimated cost of investigating the amount of contamination present, conducting a ten year monitored remediation program and pursuing the claim against the prior owner and other potentially responsible parties, the Company recorded an additional $2.4 million expense ($1.6 million, after-tax) in the third quarter of 1998. The charge is reflected as a "loss from discontinued operations" on the Company's Statement of Consolidated Earnings.

OTHER -- In addition to those matters separately disclosed above, the Company has incurred in the regular course of business certain other commitments and contingent liabilities including, among other things, (1) personal injury lawsuits, (2) indemnity and other hold harmless agreements, (3) environmental remediation liabilities, (4) product liability claims, and (5) claims by disgruntled employees. These various commitments and contingent liabilities, in the judgment of management, do not total more than 10% of current assets and will not result in losses that would materially affect the Company's consolidated balance sheet. However, because the Company's results of operations vary considerably with construction activity and other factors, it is at least reasonably possible that charges for contingencies in the future could, depending on when they occur and how large they are relative to results of operations or cash flows for a particular period, have a material negative impact on the Company's results of operations or cash flows for that period.

[18] CAPITAL STOCK:

In June 1998, the shareholders of the Company voted to amend the Company's Restated Articles of Incorporation, as amended, to increase the authorized number of shares of common stock. The authorized capital stock of the Company comprises 200,000,000 shares of Common Stock, $1.25 par value and 10,000,000 shares of Preferred Stock, $.05 par value. American Stock Transfer & Trust Company, serves as the registrar and transfer agent for the Common Stock.

COMMON STOCK

At December 31, 1998, there were approximately 39,849,000 shares of common stock issued and approximately 38,683,000 shares of common stock outstanding and held of record by approximately 4,268 shareholders, and approximately 4.7 million shares were reserved for future issuance upon exercise of options granted under employee benefit plans and stock issued under phantom stock plans. The Company paid a quarterly dividend of $.10 per share of common stock from March 1997 to September 1998. In December 1998, the quarterly dividend was increased to $.15 per share of common stock.

A reconciliation of the income available to common shareholders and share amounts used in the computation of basic and diluted earnings per share follows:

(in millions except per share amounts)                   1998          1997           1996
------------------------------------------------------------------------------------------------
Earnings from continuing operations
    before preferred stock dividends                 $    125.0    $    153.7     $    125.5
Less: preferred stock dividends                             --           (2.5)          (7.7)
------------------------------------------------------------------------------------------------
Earnings available to common shareholders
    for basic earnings per share                          125.0         151.2          117.8
Effect of dilutive securities:
    Convertible preferred stock                             --            2.5            7.7
    Interest on convertible subordinated notes,
    net of taxes                                            --            --             2.1
------------------------------------------------------------------------------------------------
Earnings available to common shareholders
    for diluted earnings per share                   $    125.0    $    153.7     $    127.6
================================================================================================
Average outstanding common shares for basic
    earnings per share                                     38.2          36.9           32.3
Effect of dilutive securities:
    Stock options and warrants                              0.7           0.5            0.7
    Convertible preferred stock                             --            1.6            5.3
    Convertible subordinated notes                          --            --             1.4
------------------------------------------------------------------------------------------------
Total outstanding shares for diluted earnings
    per share                                              38.9          39.0           39.7
Earnings per share from continuing operations
    Basic                                            $     3.27   $      4.10    $      3.65
================================================================================================
    Diluted                                          $     3.22   $      3.94    $      3.21
================================================================================================

COMMON STOCK REPURCHASE PROGRAM

On November 22, 1996, the Board of Directors approved a common stock repurchase program under which the Company was authorized to repurchase up to 1.5 million shares of the Company's outstanding common stock. As of December 31, 1997, 1,166,000 shares of common stock had been purchased in open market transactions at a cost of $46.3 million. Medusa's Board of Directors also previously authorized the purchase of outstanding common shares under which Medusa, in its discretion, made open market purchases from time to time. Medusa purchased approximately 500,000 shares of its then outstanding common stock for $19.2 million in 1997 and 455,000 shares for $13.6 million during 1996. On March 17, 1998, both companies' Board of Directors cancelled their respective common stock repurchase program and neither company repurchased shares of common stock in 1998.


SHAREHOLDER RIGHTS PLAN

The Company has a shareholder rights plan pursuant to which each holder of common stock has one Right per share to purchase initially a Unit consisting of one one-hundredth of a share of Preferred Stock, Junior Participating Series C, at a purchase price of $60 per Unit, subject to adjustment. The Rights are not exercisable generally until the earlier of (1) ten days following a public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock or (2) ten business days following the commencement of a tender offer or exchange offer that would result in a person's becoming an acquiring person.

With certain exceptions, in the event a person becomes an acquiring person, each Right (except those held by the acquiring person or certain related persons, which become void) will then entitle the holder to purchase a number of shares of common stock of the Company having a current market price of twice the purchase price. In the event that any time on or after the stock acquisition date, (1) the Company is acquired in a merger or other business combination, with certain exceptions, or (2) 50% or more of the Company's assets or earning power is sold or transferred, each Right (except those held by the acquiring person or certain related persons, which become void) will then entitle the holder to purchase a number of shares of common stock of the acquiring company (or in certain cases its controlling person) having a current market price of twice the purchase price.

The Rights expire at the close of business on March 14, 2001. At any time until ten days following a stock acquisition date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, shares of common stock, or other consideration. The provisions of the shareholder rights plan are intended to discourage, or may have the effect of discouraging, partial tender offers, front-end loaded two-tier tender offers and certain other types of coercive takeover tactics and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company. The Company believes that these provisions on balance provide benefits to the Company's shareholders by enhancing the Company's potential ability to negotiate an improvement in terms with the proponent of an unfriendly or unsolicited proposal to take over or restructure the Company.

PREFERRED STOCK

The Board of Directors is authorized to designate series of preferred stock and fix the powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions on these powers, preferences and rights.

SERIES A AND B PREFERRED STOCK -- In 1987, the Company issued 1,999,998 shares of Preferred Stock, $.70 Cumulative Convertible Series A. In 1988, the Company issued 960,000 shares of Preferred Stock, $3.75 Convertible Exchangeable Series
B. In late 1996, substantially all of the Series A and Series B Preferred Stock were converted into 3.3 million shares of common stock. Dividends paid or accrued on the Series A and B Preferred Stock amounted to approximately $2.7 million in 1996.

SERIES C PREFERRED STOCK -- In connection with the distribution of the Rights on March 14, 1991, the Board of Directors of the Company authorized 400,000 shares of Series C Preferred Stock, none of which are outstanding. The Series C Preferred Stock would be issued only upon the exercise of Rights and only if the Rights were exercised. The Rights are not exercisable as of the date of this annual report. See "Shareholder Rights Plan."

SERIES D PREFERRED STOCK -- In 1994, the Company issued 1,725,000 shares of Preferred Stock, $2.875 Cumulative Convertible Series D. Dividends paid on the Series D Preferred Stock were approximately $2.5 million during 1997. Dividends paid or accrued on the Series D Preferred Stock were approximately $5 million in 1996. In the third quarter of 1997, all of the outstanding shares of the Series D Preferred Stock were converted into approximately 2.6 million shares of common stock.

[19] STOCK OPTION PLANS:

EMPLOYEE STOCK OPTION PLANS -- As of December 31, 1998, there are two stock option plans for officers and certain key employees of the Company. Both the 1987 Stock Option Plan and the 1989 Stock Option Plan each had initially available for award up to 2,000,000 shares of the Company's common stock. In June 1998, shareholders of the Company voted to approve an amendment to the Company's 1989 Stock Option Plan to increase the number of shares of Company Common Stock available for grant to 5 million. As of December 31, 1998, 1,980,047 options for the 1987 Plan and 1,716,680 options for the 1989 Plan had been awarded. The Employee Compensation and Benefits Committee of the Board of Directors may permit any option granted under the plans to be exercisable immediately upon the date of grant or at any time thereafter. However, no option granted under the plans may be exercised within the first six months after the date of grant except in the event of the death or disability of the optionee. Since August 1994, options granted have typically become exercisable over four equal annual installments at the end of each year after the date of grant of continued employment with the Company. Options granted are exercisable at the fair market value of the stock at the date of grant and typically expire ten years from the date of grant. Unoptioned shares available for grant as of December 31, 1998 were 19,953 and 3,283,320 under the 1987 Plan and 1989 Plan.

MEDUSA LONG-TERM INCENTIVE PLAN -- In conjunction with the Medusa merger, options granted under the Medusa long-term incentive plan to purchase approximately 592,000 shares of Medusa common stock were converted into options to purchase approximately 522,000 shares of Company common stock. The options are exercisable at the fair market value of the stock at the date of grant, adjusted for the merger conversion ratio, and expire ten years from the date of grant. Of these 522,000 options, approximately 195,200, all of which are exercisable, remain outstanding as of December 31, 1998.

NON-EMPLOYEE DIRECTORS' PLAN -- Under the 1991 Nonqualified Stock Option Plan for Non-Employee Directors, options for a total of up to 400,000 shares of the Company's common stock are available for grant to directors of the Company who are not employed by the Company or any of the Company's subsidiaries. The 1991 Director's Plan provides that: (1) options to acquire 10,000 shares of the Company's common stock are automatically granted to each non-employee director on the date of the director's first election to the Board, (2) 2,000 options are automatically granted to each non-employee director on the date of each annual meeting of shareholders where he or she continues to serve as a director of the Company, (3) options granted are exercisable at the fair market value of the common stock at the date of grant and expire ten years from the date of grant,
(4) all options granted are exercisable six months after the date of the grant, and (5) upon the termination of service as a director on the Board by a non-employee director who is eligible for benefits under the Southdown, Inc. Directors' Retirement Plan, any of such director's options outstanding as of the date of such termination of service on the Board shall be exercisable for ten years from the date of grant of such options. As of December 31, 1998, a total of 224,000 options had been awarded under the 1991 Directors' Plan. Unoptioned shares available for grant as of December 31, 1998 under the 1991 Director's Plan were 176,000.

Summary information with respect to all of the Company's stock option plans is as follows:


                                         1998                       1997                         1996
                              -------------------------   -------------------------   -------------------------
                              Number of     Weighted      Number of     Weighted      Number of     Weighted
                               Shares     Average Price    Shares     Average Price     Shares    Average Price
---------------------------------------------------------------------------------------------------------------
Outstanding at January 1:     1,338,892      $ 29.28      1,682,288      $ 23.95      1,758,693      $ 20.97
Granted                         275,280        62.06        508,440        37.46        586,340        27.12
Exercised                      (514,174)       32.46       (805,776)       22.84       (618,705)       18.55
Canceled                        (96,255)       35.74        (46,060)       35.70        (44,040)       24.32
---------------------------------------------------------------------------------------------------------------
Outstanding at December 31:   1,003,743      $ 36.02      1,338,892     $  29.28      1,682,288        23.95
===============================================================================================================
Options Exercisable at
    December 31:                479,913                     388,547                     761,558
===============================================================================================================

The following table summarizes information about stock options outstanding as of December 31, 1998:


                                   Options Outstanding                                              Options Exercisable
----------------------------------------------------------------------------------------   -------------------------------------
       Range of       Number Outstanding       Weighted-Average         Weighted-Average   Number Exercisable   Weighted-Average
    Exercise Prices      at 12/31/98       Remaining Contractual Life    Exercise Price       at 12/31/98        Exercise Price
----------------------------------------------------------------------------------------   -------------------------------------
    $11.00 to 20.50          151,206                  5.1                    $16.72              121,106             $15.99
    21.562 to 40.875         519,897                  7.2                     28.31              258,522              28.77
    41.335 to 71.782         332,640                  9.0                     56.85              100,285              45.67
----------------------------------------------------------------------------------------   -------------------------------------
    $11.00 to 71.782       1,003,743                                         $36.02              479,913             $29.08
================================================================================================================================

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require companies to record compensation cost for employee stock-based compensation plans at fair value. Because of the inexact and subj ective nature of deriving the fair value of stock-based compensation, the Company has adopted the disclosure-only provisions of SFAS No. 123 and continues to account for stock-based compensation as it has in the past using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, because the exercise price of stock-based compensation equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized for the Company's stock plans.

As permitted by SFAS No. 123, the Company has estimated the pro forma fair value of its stock-based compensation for disclosure purposes by using the Black-Scholes model, a generally recognized option pricing model. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company's net earnings and diluted earnings per share would have been reduced by $3 million or $.08 per share, $3 million or $.08 per share and $2.2 million or $.07 per share in 1998, 1997 and 1996. The pro forma fair value of options at date of grant was estimated using the following assumptions:

                                                     1998       1997        1996
---------------------------------------------------------------------------------
Expected life (years)                                   5          5          5
Interest rate (U.S. Treasury 5 year notes)           5.70%      6.20%       6.45                                      %
Volatility                                         30.901%    30.341%     31.077%
Dividend yield                                        .99%      1.27%       1.67%
---------------------------------------------------------------------------------
Weighted average fair value at grant date        $  17.09    $  8.88     $  6.54
=================================================================================

The Black-Scholes model was originally developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the use of subjective assumptions including the expected life of the option and expected stock price volatility. Because the Company's stock-based compensation has characteristics different from those of traded options and because of the subjective nature of certain assumptions used the Company can not guarantee that the weighted average fair value amounts reflected in the table above will be achieved. Also, the computed pro forma impact only includes the effects of grants since January 1, 1994. Because it is likely that additional options will be granted in future years and will vest ratably, the reported pro forma results are not necessarily representative of the effects on reported pro forma results for future years.

PHANTOM STOCK PLAN -- Effective January 1, 1997, the Board of Directors adopted the Phantom Stock and Deferred Compensation Plan for Non-Employee Directors, which was approved by the shareholders at the 1997 Annual Meeting. This plan calls for the non-employee directors to receive on a deferred basis, in lieu of cash, 50% of their monthly directors' fees in fair market value of Common Stock. The fair market value is determined based upon the average of the high and low prices of the Common Stock on the last New York Stock Exchange trading day of the month the fee is payable. The non-employee director may elect to receive on a deferred basis his total monthly fee in fair market value of Common Stock. The plan defers the recognition of compensation by the director by deferring the issuance of Common Stock to the director until he or she leaves the Board. The director's account will also be credited with fair market value of Common Stock equal to cash dividends on Common Stock that would have been received had the Common Stock been issued when earned. A total of 250,000 shares of Common Stock have been reserved for issuance under this plan. As of December 31, 1998, approximately 1,300 shares, and 13,000 stock equivalent units have been issued.

MEDUSA RESTRICTED STOCK AWARD PLANS -- Prior to the merger, Medusa had restricted stock award plans, which provided for awards of common stock to officers and non-employee directors of Medusa. These awards were subject to resale restrictions. The terms of the plans provided the resale restrictions would lapse in the event of a change in control of Medusa and, accordingly, the recipients of these restricted stock awards were allowed to sell their shares in conjunction with the merger transaction. Compensation expense of $8.5 million related to these plans has been included in estimated merger related transaction costs. (See also Note 3 of Notes to Consolidated Financial Statements.)

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

Southdown, Inc. is one of the largest producers of cement in the U.S. The Company operates twelve portland cement manufacturing plants located in Alabama, southern California, Colorado, Florida, Georgia, Kentucky, Michigan, Ohio, Pennsylvania, Tennessee and Texas, plus an extensive network of cement distribution terminals. The Company also mines, processes, and sells construction aggregates and specialty mineral products in the eastern half of the U.S. and in southern California. In addition, the Company markets ready-mixed concrete products in two of its largest cement markets, southern California and Florida. The discussion and analysis that follows reflects management's assessment of the financial condition and results of operations of Southdown and subsidiary companies and should be read in conjunction with the audited consolidated financial statements on pages 32 through 64.

Earnings from continuing operations for 1998 increased 22% to $186.9 million or $4.81 per diluted share, excluding a one-time, after tax charge of $61.9 million or $1.59 per share related to the merger with Medusa Corporation. The Company produced record 1998 revenues and record operating earnings, before acquisition charges, of $1.185 billion and $301.6 million, respectively, which represent increases of 8% and 21% compared with 1997 results. Net earnings for 1998 were $123.4 million, or $3.18 per share, on a diluted basis. Net earnings included an after tax loss of $1.6 million, $.04 per share, from discontinued operations. For 1997, the Company reported net earnings of $153.7 million or $3.94 per share, diluted. Prior year results have been restated to include the results of Medusa's operations.

All three of the Company's operating segments showed improvements. In absolute dollars, the Cement segment showed the largest improvement, rising $43.7 million or 16% to $311 million in operating earnings for 1998 compared with $267.3 million in 1997. Even excluding the $3.7 million gain realized in 1998 on the sale of certain Florida west coast facilities, the Concrete Products segment showed the largest percentage improvement, increasing 77% to $16.8 million in operating earnings compared with $9.5 million for 1997. The Aggregates segment rose 21% to $25 million in operating earnings for 1998 compared with $20.6 million for 1997.

Net earnings for 1997 were significantly higher than the $112.2 million, $2.88 per share, diluted, earned in 1996. Net earnings for 1996 included an after-tax extraordinary charge of $13.3 million, $.33 per diluted share, for prepayment premium and other costs incurred on the early retirement of 14% Senior Subordinated Notes and the Medusa 6% Convertible Subordinated Notes. Consolidated revenues in 1997 improved 11% over 1996 because of higher sales prices in all three of the Company's operating segments and improved cement sales volumes and aggregate sales volumes. The year-over-year improvement in operating results includes a 17% increase in Cement segment earnings. An almost 75% increase in Aggregate segment earnings and a 34% reduction in interest expense also contributed to the year-over-year improvement, offsetting a 22% decline in the Concrete Products segment and higher Corporate overhead. Interest expense in 1997 declined compared with 1996, because of the refinancing of the Company's 14% Notes with 10% Senior Subordinated Notes in March 1996 and lower borrowings on Medusa's revolving credit facility.

SEGMENT OPERATING EARNINGS

CEMENT -- The cement operating margin rose to 37.4% as average selling prices were up at all of the Company's plants in 1998, with an overall increase of 4.9%, or $3.37 per ton. The Company's largest plant, located in Victorville, California, led the cement group in both pricing and demand growth as robust construction activity was apparent in all of the plant's principal marketing regions of southern California, Arizona and Nevada. Overall, demand was strong in the Company's principal markets as total cement sales volumes increased approximately 3% for the year. The Company expects cement demand to remain strong in 1999, primarily related to anticipated increases in Federal and state infrastructure spending. While average cement prices are expected to rise in 1999, the rate of increase is expected to slow as U.S. cement prices approach competitive world pricing levels.

Average cement unit costs of sales in 1998 increased only $.18 per ton, or .4%, as a result of a 447,000 ton or 4.6% increase in clinker production levels and lower fuel and raw materials costs, partially offset by increased power and maintenance costs.

Cement segment operating earnings in 1997 were 17%, or almost $39 million better than the $228.4 million earned in 1996. The segment had a 448,000 ton increase in 1997 cement sales volumes and a 5.3% improvement in average sales prices over 1996. The higher 1997 sales volumes and sales prices reflected continuation of growing demand for cement, which began in the early 1990's.

The table below shows sales volumes and average unit sales prices, unit manufacturing and other plant operating costs and unit margins relating to cement plant operations for the past three years. Manufacturing and other plant operating costs include fixed and variable manufacturing costs, cost of purchased cement, selling expenses, plant general and administrative costs, other plant overhead and miscellaneous costs.


Cement Segment Operating Summary                        1998         1997         1996
----------------------------------------------------------------------------------------
Tons of cement sold (thousands)                       11,388       11,051       10,603
========================================================================================
Weighted average per ton data:
Sales price (net of freight)                        $  71.99     $  68.62     $  65.18
Manufacturing and other plant operating costs          45.04        44.86        43.71
----------------------------------------------------------------------------------------
Margin$                                                26.95     $  23.76     $  21.47
========================================================================================

CONCRETE PRODUCTS -- Concrete Products earnings improved to $20.5 million in 1998 from the $9.5 million earned in 1997. Results for 1998 include $5.7 million in gains on asset sales compared with $2 million in gains from such sales in 1997. Concrete Products revenues for 1998 were essentially unchanged from the prior year as a 4.8% improvement in average selling prices offset a weather-impacted decline in sales volumes in the Florida operations. Both the southern California and Florida operations benefited from a manageme nt reorganization in 1998, which has reduced overhead costs and improved operating efficiencies.

The Concrete Products segment's operating earnings for 1997 were 22% lower than the $12.2 million earned in 1996. Earnings were lower compared with the prior year primarily because of a 28% decline in the Florida concrete block operations. The higher cost of purchased inventory and the loss of a large customer hurt block operations in 1997. Despite improved ready-mixed concrete sales prices in California, 1997 operating results from the ready-mixed concrete operation declined because of higher raw material and strike-related costs.

The table below shows sales volumes and average unit sales prices, unit operating costs and unit margins relating to the Company's ready-mixed concrete operations for the past three years. Operating costs include plant costs, delivery, selling, general and administrative and miscellaneous operating costs.

Concrete Products Segment Operating Summary                  1998        1997        1996
-------------------------------------------------------------------------------------------
Cubic yards of ready-mixed concrete sold (thousands)        3,560       3,656       3,704
===========================================================================================
Weighted average per cubic yard data:
Sales price(1)                                           $  57.64    $  54.99    $  53.06
Operating costs                                             54.59       53.95       51.45
-------------------------------------------------------------------------------------------
Margin(2)                                                $   3.05    $   1.04    $   1.61
===========================================================================================

(1) Excludes $5.7 million, $2 million and $1.5 million in gains from asset sales for 1998, 1997 and 1996, respectively.

(2) Does not include concrete block and other related products, which totaled $4 million, $3.5 million and $4.7 million of operating earnings for 1998, 1997 and 1996, respectively.

AGGREGATES -- Operating earnings for the Aggregates segment increased to $25 million in 1998, up 21% compared with 1997. Revenues for the segment increased 24% for 1998 compared with 1997 as both sales volumes and average sales prices improved. The Company sold one million more tons of aggregates in 1998 than in 1997. The improvement resulted primarily from higher sales volumes at both the Midwest and the southern California construction aggregates operations. Specialty minerals volumes increased because of the full year contribution of two operations acquired in late 1997, but poor weather during the 1998 peak Spring gardening season adversely impacted lawn and garden products sales volumes. Average sales prices increased 17% due, in part, to a favorable mix of aggregate products sold during 1998 compared with 1997. Year-over-year operating costs for the segment increased an average of $1.13 per ton resulting in a net 10% margin improvement for 1998.

Aggregates segment net sales for 1997 rose 46% over 1996. Approximately 32% of the increase was attributable to three acquisitions made during the year. Including the acquisitions, unit volume increased 27% with a 26% average unit price increase. Without the acquisitions, 1997 aggregate sales from the eastern quarries and the specialty aggregate operations increased 13% over 1996 with a 14% increase in volume and essentially flat prices. Partial realization of price increases implemented during the previous twelve months and higher sales volumes favorably impacted 1997 earnings from the California construction aggregates operation.

The table below shows sales volumes, average unit sales price and cost data and unit operating profit margins relating to the Company's aggregates operations. Operating costs include variable and fixed plant costs, delivery, selling, general and administrative and miscellaneous operating costs.

Aggregates Segment Operating Summary              1998            1997           1996
---------------------------------------------------------------------------------------
Tons of aggregates sold (thousands)             11,802          10,802          8,501
=======================================================================================
Weighted average per ton data:
Sales price                                    $  8.80        $   7.50        $  5.93
Operating costs                                   6.88            5.75           4.68
---------------------------------------------------------------------------------------
Margin                                         $  1.92        $   1.75        $  1.25
=======================================================================================

CORPORATE OVERHEAD, INTEREST INCOME AND INCOME TAX EXPENSE -- Corporate overhead consists primarily of costs attributable to the Company's Houston, Texas office and miscellaneous other income and expense items. These costs are generally not allocated to the business segments. Corporate overhead expenses increased in 1998 by $6.7 million, or 14% compared with last year, primarily because of the transfer of various operating segment administrative functions to the Corporate office and because of merger related transition costs, higher consulting fees for special marketing and tax studies and increased incentive compensation resulting from the Company's record performance. The Company expects a 12-15% decline in Corporate overhead costs in 1999, primarily related to cost savings associated with the Medusa merger. Corporate overhead expenses for 1997 exceeded 1996 by $9 million, or 23%, primarily because of higher administrative costs.

Interest income in 1998 was $5.9 million compared with $3.3 million in 1997 as a result of the significantly higher levels of invested cash maintained throughout 1998, particularly in the fourth quarter. Interest income in 1997 was essentially level with 1996.

The effective tax rate, which includes state taxes, is greater than the federal statutory rate of 35% for 1998 because of the non-deductibility for tax purposes of certain of the merger related transaction costs. (See also Note 13 of Notes to Consolidated Financial Statements.) The Company expects a slight reduction in the effective tax rate for 1999. The Company's effective tax rate was lower than the federal statutory rate for both 1997 and 1996, primarily because of the favorable impact of permanent differences related to statutory depletion in excess of cost depletion applicable to the Company's limestone mining operations.

LIQUIDITY AND CAPITAL RESOURCES

The Company's business segments require a large amount of capital, particularly the Cement segment, which has been expanding its production capacity. When these capital requirements cannot be met internally, the Company borrows under its outstanding credit facilities or sells debt or equity securities. The Company has a $200 million revolving credit facility that matures in June 2002. The facility permits standby letters of credit up to a maximum of $95 million in lieu of borrowings. At December 31, 1998, there were no borrowings and $67 million in letters of credit outstanding under the revolving credit facility, leaving $133 million of unused capacity. The Company is in compliance with the financial ratios and covenants in the revolving credit agreement and the Company's 10% Senior Subordinated Notes Indenture.

In connection with the Medusa merger, the Company in May 1998 amended its revolving credit agreement to permit (1) the Medusa merger, (2) the assumption of the existing indebtedness of Medusa of up to $100 million, and (3) the guarantee of a $15 million lease obligation associated with the Medusa merger. The Company also obtained a release of the bank group's liens on the collateral security, including the security interest in five of the Company's cement plants and the Company's interest in the Kosmos joint venture. In December 1998, the Company again amended its credit agreement to permit (1) the contribution or other transfer of certain California assets to certain existing and newly created wholly-owned subsidiaries of the Company and (2) the merger of Medusa entities with and into the Company.

CASH FLOWS

In 1998, the Company generated $212.6 million in cash provided by operating activities. This was only 10% less than the $237 million generated in 1997, despite the payment of approximately $59.3 million of Medusa acquisition costs during 1998. At the end of 1998, the balance of cash and cash equivalents was $143.8 million, an increase of almost $45 million from the prior year balance. Likewise, 1997 cash provided by operations was approximately 10% greater than in 1996 because of a significant increase in earnings from continuing operations, partially offset by the timing of payments on normal trade, tax and other obligations.

Net cash used for investing activities in 1998 was $119.4 million. Expenditures in 1998 included $116.4 million of additions to property, plant and equipment, offset by $13.9 million in proceeds from miscellaneous asset sales and $7.9 million in net proceeds from the maturity of short-term investments. Investing activities in 1997 of $108.4 million included approximately $94.6 million of capital additions and the acquisition of two specialty minerals operations for $30.2 million. Investing activities for 1996 included approximately $78.8 million of capital expenditures and $6.2 million in acquisitions.

Net cash used in financing activities in 1998 was $48.3 million, primarily utilized to reduce long-term debt by $33.6 million and pay dividends of $19.4 million on capital stock. In the third quarter of 1997, all of the outstanding shares of the Company's Series D Preferred Stock were converted into approximately 2.6 million shares of common stock. Conversion of the Series D Preferred Stock has improved the Company's annual cash flow by the difference between preferred and common stock dividends of approximately $3.9 million per year. In 1997, net cash used in financing activities was $100.1 million, primarily related to the repurchase of $59.9 million of common stock and the payment of $22.9 million of dividends on capital stock. Both Medusa and the Company discontinued the stock repurchase programs in early 1998.

The Company utilized the proceeds from the issuance of $125 million of 10% Notes combined with other borrowings in 1996 to repurchase $125 million of the 14% Notes and to pay the related prepayment premium and other costs. The Company used cash in 1996 to repurchase $19.2 million of common stock and pay $26.7 million of dividends on capital stock. In 1996, the Company converted substantially all of the shares of its Series A Preferred Stock and Series B Preferred Stock into 3.3 million shares of common stock. This conversion of preferred stock into common stock reduced fixed charges and improved the Company's annual cash flow by the difference between preferred and common stock dividends of approximately $3.5 million per year. In 1996, $26.7 million of Medusa's 6% convertible subordinated notes were converted into .7 million shares of Medusa common stock. The conversion of the Medusa notes reduced annual interest payments by approximately $1.6 million. The 1996 exercise of 1.25 million warrants to purchase Company common stock provided $20 million in cash from financing activities.

CHANGES IN FINANCIAL CONDITION

The change in the financial condition of the Company between December 31, 1997 and December 31, 1998 reflected the utilization of short-term investments plus internally generated cash flow to fund capital expenditures, Medusa acquisition costs, working capital requirements and capital stock dividends. Accounts and notes receivable increased reflecting the additional sales activity occurring in late 1998 relative to the prior year. The increase in inventories reflects higher clinker and cement production levels during 1998 compared with the prior year. The decrease in goodwill reflects the continuing amortization of goodwill and the reclassification of $11.2 million to property, plant and equipment based on final appraisals received related to 1997 acquisitions. The increase in other long-term assets reflects higher prepaid pension costs. Accounts payable and accrued liabilities increased because of the timing of payments on normal trade and other obligations. The decrease in the long-term portion of postretirement benefit obligation reflects the continuing amortization of the Company's unrecognized prior service credit and unrecognized net gain related to the benefit plan.

CAPITAL EXPENDITURES

The Company invested approximately $116 million in property, plant and equipment in 1998 including approximately $102 million for the Cement operations, $2 million for Concrete Products and $8 million for Aggregates. It is projected that the Company's capital expenditures in 1999 will increase to slightly more than $200 million. Capital expenditures for the Cement segment are expected to exceed $175 million in 1999 (before consideration of joint venture partner capital contributions) as a result of several capacity expansion projects in progress at the Company's Louisville, Kentucky, Clinchfield, Georgia, and Victorville, California plants. Capital expenditures for the Concrete Products and Aggregates segments in 1999 are budgeted primarily for projects relating to replacement and modernization of equipment, quarry development and expansion, and for environmental compliance projects. Budgeted 1999 capital expenditures include approximately $11 million related to compliance with environmental regulations. The Company believes its expected cash flow from operating activities will be sufficient to fund these capital expenditures. If necessary, the Company has sufficient borrowing capacity available under its revolving credit facility to supplement these expected future operating cash flows.

KNOWN EVENTS, TRENDS AND UNCERTAINTIES

ENVIRONMENTAL MATTERS

The Company is subject to a wide range of federal, state and local laws, regulations and ordinances dealing with the protection of human health and the environment. These laws regulate water discharges and air emissions, as well as the handling, use and disposal of hazardous and non-hazardous waste materials. These laws also create a shared liability by responsible parties for the cost of cleaning up or correcting releases to the environment of designated hazardous substances. The Company, therefore, may have to remove or mitigate the environmental effects of the disposal or release of certain substances at the Company's various operating facilities or elsewhere.

Several of the Company's previously and currently owned facilities have become the subject of various local, state or federal environmental proceedings and inquiries. While some of these matters have been settled, others are in their preliminary stages and may not be resolved for years. The information developed to date on these matters is not complete. Based on what it knows currently, however, the Company does not believe it will be required to spend significantly more on these matters than the amounts already recorded in the Company's financial statements. However, until all (1) environmental studies and investigations, (2) remediation work, (3) negotiations with other parties that may be responsible, or (4) litigation against other potential sources of recovery have been completed, it is impossible for the Company to determine the ultimate cost that it might incur to resolve these environmental matters.

The Company or its predecessors have conducted industrial operations at the Company's cement manufacturing facilities for many years. As was common in the industry, the Company in the past disposed of various materials used in its cement manufacturing, concrete products and aggregates operations in onsite and offsite facilities. Today, some of these materials may be classified as hazardous substances. In addition, revisions to air quality standards may result in increased capital and operational expenses for a broad range of industrial sectors, including portland cement manufacturing. Yet another evolving issue of potential significance to the Company is global warming and the international accord to move toward greenhouse gas stabilization or reduction after the turn of the century.

While the Company commits substantial resources to complying with the laws and regulations concerning the protection of human health and the environment, the Company considers this to be an integral part of its business. Management believes that the Company's current procedures and practices for handling and management of materials are generally consistent with industry standards and legal requirements and that the Company takes appropriate precautions to protect employees and others from harmful exposure to hazardous materials. However, because of the complexity of operations and legal requirements, there can be no assurance that past or future Company operations will not result in operational errors, violations, remediation liabilities or claims by employees or others alleging exposure to toxic or hazardous materials. Regulatory changes, enforcement activities or other factors could alter environmental compliance costs at any time. In addition, future changes in regulatory requirements related to the protection of human health and the environment may require the Company and others engaged in industrial operations to modify various facilities and alter methods of operations at costs that may be substantial. Management, however, does not believe that the Company would be placed at a competitive disadvantage with respect to other companies engaged in similar lines of business in the U.S.

OTHER CONTINGENCIES

IMPORT COMPETITION -- During the 1980s there was a surge of unfairly priced cement and clinker imports into the U.S. In response, U.S. industry participants, including the Company, filed antidumping petitions in 1989 against imports from Mexico and, in following years, against imports from Japan and Venezuela. After investigations into the matter, the International Trade Commission (ITC) and the Department of Commerce (Commerce) decided in favor of the petitioners and issued an antidumping order against Mexican cement and clinker in 1990 and against Japanese cement and clinker in 1991. In addition, in February 1992, Commerce suspended investigations of dumped and subsidized imports of cement and clinker from Venezuela, based upon the Venezuelan cement producers' agreement to change their prices to stop the dumping of gray portland cement and clinker from Venezuela into the U.S. and the Venezuelan government's agreement not to subsidize the Venezuelan cement producers.

As a result of legislation passed by the U.S. Congress in 1994, Commerce and the ITC will conduct "sunset" reviews of the antidumping orders and suspension agreements beginning in August 1999 to determine whether they should be revoked or remain in effect for another five years. The Company expects the sunset review process to take longer than a year and believes there are strong arguments and evidence to convince Commerce and the ITC to leave the antidumping remedies in effect. In addition to the sunset reviews, decisions by Commerce, by NAFTA binational panels or by the U.S. Courts on appeal of Commerce decisions in future administrative reviews could meaningfully reduce the existing antidumping duties. If any of these events were to happen, there could be a material negative impact on the Company's results of operations.

U.S. imports of foreign cement began to increase in the mid-1990's as the use of cement in the U.S. began to recover. The Portland Cement Association has estimated that imports represented approximately 22% of cement used in the U.S. during 1998 as compared with approximately 18% in 1997 and 16% in 1996. Unlike the imports during the 1980's, however, most of the recent imports have provided an additional source of supply rather than disrupting the market with unfair prices. During most of the recent period of strong demand, the prices of cement imports rose. The increase is attributable, at least in part, to the influence of the outstanding antidumping orders and suspension agreements. While the average cost of imported cement rose during 1998, the cost of cement imports from some countries, particularly those from Southeast Asia, have declined. Moreover, independently owned cement import operators could undertake to construct new import facilities and begin to purchase large quantities of low-priced cement from countries not yet subject to antidumping orders, such as those in Asia, which could compete with domestic producers. The introduction of low-priced imported cement from such sources could have a negative impact on the Company's results of operations.

YEAR 2000 COMPLIANCE -- The Company, like most companies relying on automated data processing and other microprocessor controlled equipment, is faced with the task of assuring that these systems are capable of distinguishing 21st century dates from 20th century dates and that they will continue to function properly after the Year 2000. The Company is actively engaged in, but has not yet completed, reviewing, correcting and testing all of its Year 2000 compliance issues. To determine the Company's current exposure, corporate personnel, along with an outside consulting firm specializing in Year 2000 problems, conducted a formal assessment to quantify the task of becoming compliant.

Based on the results of that assessment, the Company is currently at various stages in the processes of modifying or replacing some of its internally developed and purchased software and its manufacturing process control systems and assessing the need to modify or replace embedded microprocessor controlled equipment. The Company is also taking steps designed to verify the Year 2000 readiness of key third party suppliers, service providers and customers by contacting them and attempting to assess and validate the compliance efforts of these third party sources. As of December 31, 1998, the Company believes it has made significant progress toward resolving its Year 2000 compliance issues. The Company believes that the majority of its financial applications are now Year 2000 compliant, or soon will be. The Company has shifted its main focus to embedded processors in cement, concrete products and aggregates facilities and equipment and assessing potential Year 2000 compliance problems with the Company's material external suppliers of goods, services and data. The Company is conducting internal investigations of its manufacturing plant control systems, its mobile equipment and its other field equipment and devices with embedded microprocessor controls. In some, but not all instances, the Company has already upgraded or replaced time sensitive programs or microprocessors. The Company expects to have all modifications completed by mid-1999.

Costs incurred relating to making the Company Year 2000 compliant are expensed in the period in which they are incurred. The Company currently estimates that the total additional cost to comply with Year 2000 requirements will be approximately $2 million to $3 million, including the cost of outside consultants, accelerated software replacement beyond the normal upgrade cycle and the replacement or modification of equipment with embedded microprocessor controls. It is not certain, however, that these esti mates are correct or that Year 2000 compliance can be fully achieved. The Company expects that it will not experience a disruption of its operations, but actual results could differ greatly from the Company's plans. Some of the specific problem areas that might cause material differences to occur are (1) the availability and cost of personnel trained in this area, (2) the ability to identify and correct all relevant computer codes, (3) the ability to identify and correct non-complying microprocessors embedded in other digitally controlled equipment, and (4) the significant degree of interdependence with third party suppliers, service providers and customers. Conditions outside of the Company's control such as problems in the transportation, postal, banking or telecommunication systems, may have a material disruptive effect on the Company's ability to process orders, effect delivery of materials or finished goods, invoice customers or disburse or receive funds.

With respect to the Company's own internal operations, the most reasonably likely worst case scenario would be a shut down of a production system because of some unforeseen problem with an automated monitoring or control device. The Company intends to formulate a Year 2000 contingency plan by mid-1999 to address risks and possible countermeasures that are expected to include plans for manual intervention of control systems and equipment and may also entail replacement of certain equipment on an emergency basis. It may not be possible, however, to adequately plan for all contingencies. The Company is presently unable to determine the impact on its business if it and the other companies on which it relies do not achieve Year 2000 compliance, or that the impact will not have a material adverse affect on the Company's financial condition or results of operations.

KOSMOS JOINT VENTURE SEVERANCE TAX AUDIT -- Kosmos Cement Company is a partnership operated and 75% owned by the Company. In late 1997, the State of Kentucky proposed a deficiency assessment against Kosmos for severance tax payments related to limestone mined at its Battletown, Kentucky quarry. The total assessment is approximately $3.7 million, including penalty and interest. Kosmos is contesting the assessment. Kosmos met with the Kentucky Revenue Cabinet in January 1998 to discuss the disputed assessments. Discussions are still ongoing and the Company is unable to evaluate whether an unfavorable outcome is either probable or remote.

In addition to limestone mined for the production of cement, Kosmos mines limestone specifically for use by a local electric utility company. The Company believes that, under the terms of a supply agreement, the utility company is responsible for severance taxes on limestone provided to it. A major portion of the Kentucky severance tax assessment relates to this specifically mined limestone. For the amounts not paid by the local electric utility, the Company would indirectly bear 75% of any settlement and legal costs through its ownership interest in Kosmos.

CLAIMS FOR INDEMNIFICATION -- The Mineral Management Service of the Department of the Interior claimed that the Company's former oil and gas subsidiary, Pelto Oil Company, owed royalties on two separate gas contract settlement payments that Pelto received. When the Company sold Pelto in 1989, the Company agreed to protect the purchaser from any future claims related to these two payments. In a 1998 letter, the MMS advised that it was withdrawing its royalty claim in the amount of $1.35 million on one of the settlement payments because of a 1997 court ruling, which prohibited further claims against the current owner of Pelto and that owner's affiliates. The MMS, however, reserved its right to possibly reassert the claim at a later date.

The Company also disagrees with MMS' claim that an unspecified amount of royalties are owed on the second gas contract settlement payment of $5.9 million. If one or both of MMS' claims against Pelto are ultimately successful, the Company could have liability for royalties, plus late payment charges in amounts which are not currently determinable. Such expenditures would result in a charge to discontinued operations.

DISCONTINUED ENVIRONMENTAL SERVICES SEGMENT -- The Company has both given and received environmental and other indemnifications related to properties the Company previously owned. A few courts have held that such promises to protect other parties from loss for environmental liabilities are unenforceabl e. At present, the Company is not able to estimate the extent of contamination, remediation cost or recoverability of cost from prior owners, if any, regarding these discontinued operations, except as noted below.

In late 1994 and the first quarter of 1995, the Company learned of some soil and groundwater contamination at its former Alabama hazardous waste processing facility. Although the Company sold the facility in April 1995, the Company agreed to keep some liability for soil and groundwater contamination at the facility prior to that time. The Company's investigation has not yet determined the extent of the contamination or what sort of cleanup, if any, will be required. It is too early to determine the amount of the Company's exposure to loss with any degree of certainty. The Company has agreed to remediate the soil and groundwater contamination at the Alabama facility to the extent required by law, but it has filed a lawsuit against the former owner of the facility. Claims against the prior owner and other potentially responsible parties could significantly reduce or eliminate the Company's own loss exposure.

OTHER -- In addition to those matters separately disclosed above, the Company has incurred in the regular course of business certain other commitments and contingent liabilities including, among other things, (1) personal injury lawsuits, (2) indemnity and other hold harmless agreements, (3) environmental remediation liabilities, (4) product liability claims, and (5) claims by disgruntled employees. These various commitments and contingent liabilities, in the judgment of management, do not total more than 10% of current assets and will not result in losses that would materially affect the Company's consolidated balance sheet. However, because the Company's results of operations vary considerably with construction activity and other factors, it is at least reasonably possible that charges for contingencies in the future could, depending on when they occur and how large they are relative to results of operations or cash flows for a particular period, have a material negative impact on the Company's results of operations or cash flows for that period.

INFLATION AND CHANGING PRICES

Inflation has become less of a factor in the U. S. economy as the rate of increase has moderated during the last several years. The Consumer Price Index rose approximately 1.6% in 1998, and approximately 2% in 1997 and 3% in 1996. The impact of inflation and changing prices on the Company's net sales and revenues and on net earnings, however, has been significant as a general firming of cement and concrete prices throughout the industry during the three years ended December 31, 1998 has enabled the Company to increase its Cement segment per unit profit margin in each successive year. The Company expects the rate of price increase to slow as U.S. cement prices approach competitive world pricing levels.

MARKET RISK

The Company does not enter into derivatives or other financial instruments for trading or speculative purposes. Because of the short duration of the Company's investments, changes in market interest rates would not have a significant impact on their fair value. For expected maturity dates and average interest rates of long-term debt, see Note 12 of Notes to Consolidated Financial Statements, "Long-term Debt- Annual Total Maturities of Long-term Debt". See also Note 2 of Notes to Consolidated Financial Statements for the impact of the new accounting standard for derivative instruments and hedging activities.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company based these statements on current expectations, estimates and projections about the general economy and the Company's lines of business. These statements are generally identifiable by phrases containing words such as "expects," "believes," "anticipates," "estimates" or similar expressions. Statements related to future performance involve certain assumptions, risks and uncertainties, many of which are beyond the control of the Company, and cannot be guaranteed.

Although the Company believes that the expectations reflected in such forward looking statements are based upon reasonable assumptions, it can not say with certainty that what it expects will actually happen. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, (1) significant excess cement production capacity in other parts of the world, specifically Asia, (2) foreign and domestic price competition, (3) the loss or material negative change of existing antidumping orders, (4) cost effectiveness, (5) changes in environmental regulation, and (6) general economic and market conditions such as interest rates, the availability of capital and the cyclical nature of the construction industry. The Company cautions the reader to consider these disclosures when reading the forward-looking statements included in this report. Subsequent written and oral forward looking statements made by the Company or by persons acting on behalf of the C ompany are completely qualified by these cautionary disclosures.

SELECTED QUARTERLY FINANCIAL DATA
(UNAUDITED)

The Company's businesses are seasonal to the extent that construction activity and hence, the demand for cement, concrete products, and construction aggregates, tends to diminish during the winter months and other periods of inclement weather. Specialty aggregates lawn and garden products have a peak selling season in the Spring of the year. The following tables show certain unaudited selected quarterly financial data for each of the last two years. Gross profit shown is revenues less operating expense and depreciation expense relating to cost of sales. Depreciation expense relating to cost of sales was $15.9 million, $18 million, $15.2 million and $16.9 million in each of the quarterly periods of 1998. Depreciation expense relating to 1997 cost of sales was $14.3 million, $14.1 million, $14.7 million and $15.7 million in each of the quarterly periods. Because of the dilutive effect of the acquisition charge in the second quarter, the sum of the earnings per share for the four quarters of 1998 does not equal the earnings per share for the twelve months ended December 31, 1998.

                                                                Year ended December 31, 1998
                                                            (in millions, except per share amounts)
                                                      ---------------------------------------------------
                                                        First       Second         Third        Fourth
                                                       Quarter      Quarter       Quarter       Quarter
---------------------------------------------------------------------------------------------------------
Revenues                                              $   224.9    $   317.7     $   341.4     $   300.7
=========================================================================================================
Gross profit                                          $    52.8    $   107.4     $   128.0     $   111.3
=========================================================================================================
Acquisition charge (credit)                           $     --     $    82.9     $    (4.0)    $    (3.7)
=========================================================================================================
Earnings (loss) before interest and income taxes      $    28.1    $    (0.5)    $   110.0     $    88.8
=========================================================================================================
Earnings (loss) from continuing operations            $    15.7    $   (23.1)    $    73.1     $    59.3
Loss from discontinued operations,
    net of income taxes                                     --           --           (1.6)          --
---------------------------------------------------------------------------------------------------------
Net earnings (loss)                                   $    15.7    $   (23.1)    $    71.5     $    59.3
=========================================================================================================
Earnings (loss) per share:
    Basic
        Earnings (loss) from continuing operations    $    0.41    $    (0.60)   $     1.90    $    1.54
        Loss from discontinued operations,
           Net of income taxes                              --           --           (0.04)         --
---------------------------------------------------------------------------------------------------------
                                                      $    0.41    $    (0.60)   $     1.86    $    1.54
=========================================================================================================
    Diluted
        Earnings (loss) from continuing operations    $    0.41    $    (0.60)   $     1.88    $    1.52
        Loss from discontinued operations,
            Net of income taxes                             --           --           (0.04)          --
---------------------------------------------------------------------------------------------------------
                                                      $    0.41    $    (0.60)   $     1.84    $    1.52
=========================================================================================================

                                                                Year ended December 31, 1998
                                                            (in millions, except per share amounts)
                                                      ---------------------------------------------------
                                                        First       Second         Third        Fourth
                                                       Quarter      Quarter       Quarter       Quarter
---------------------------------------------------------------------------------------------------------
Revenues                                              $   208.2    $   290.4     $   316.3     $  280.3
=========================================================================================================
Gross profit                                          $    40.9    $    97.5     $   110.7     $   89.0
=========================================================================================================
Earnings before interest and income taxes             $    21.5    $    72.5     $    92.5     $   62.7
=========================================================================================================
Net earnings                                          $    12.1    $    44.4     $    58.0     $   39.2
=========================================================================================================
Earnings per share:
    Basic                                             $     0.30   $     1.20    $    1.56     $   1.03
=========================================================================================================
    Diluted                                           $     0.30   $     1.14    $    1.48     $   1.01
=========================================================================================================

MARKET PRICES AND DIVIDENDS
ON COMMON STOCK AND SHAREHOLDER INFORMATION

The Company's common stock trades on the New York Stock Exchange (Symbol: SDW). The following table shows the high and low sales prices of the stock for the indicated periods as reported by the NYSE.

Fiscal Year 1998                                   High        Low      Dividend
--------------------------------------------------------------------------------
First Quarter, ended March 1998                 $   72.50   $   55.31   $   0.10
Second Quarter, ended June 1998                     74.00       63.06       0.10
Third Quarter, ended September 1998                 73.75       42.25       0.10
Fourth Quarter, ended December 1998                 61.06       36.44       0.15

Fiscal Year 1997                                   High        Low      Dividend
--------------------------------------------------------------------------------
First Quarter, ended March 1997                 $   36.88   $   29.00   $   0.10
Second Quarter, ended June 1997                     44.63       33.13       0.10
Third Quarter, ended September 1997                 54.63       41.63       0.10
Fourth Quarter, ended December 1997                 59.44       51.75       0.10

For information describing the Company's capital stock, rights plan and change in control provisions, see Note 18 of Notes to Consolidated Financial Statements.

On March 12, 1999, there were approximately 4,250 holders of record of the Company's common stock and the closing price of the stock was $49.1875.

SELECTED FINANCIAL DATA

Years ended December 31,
(in millions, except per share amounts)                    1998            1997            1996             1995            1994
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                               $   1,184.7     $   1,095.2     $     987.8      $     889.4     $    836.6
===================================================================================================================================
Acquisition charge (1)                                 $      75.2     $       --      $      --        $       --      $      --
===================================================================================================================================
Earnings from continuing operations                    $     125.0     $     153.7     $     125.5      $      90.7     $     60.0
Loss from discontinued environmental services
    operations, net of income taxes (2)                       (1.6)            --              --               --            (5.9)
Loss on disposition of discontinued environmental
    services operations, net of income taxes (2)               --              --              --               --           (21.6)
Extraordinary charge, net of income taxes (3)                  --              --            (13.3)             --               --
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                           $     123.4     $     153.7     $     112.2      $      90.7     $     32.5
===================================================================================================================================
Basic earnings (loss) per share-
    Continuing operations                              $       3.27    $       4.10    $       3.65     $       2.58    $     1.61
    Loss from discontinued environmental services
        operations, net of income taxes (2)                   (0.04)            --              --               --          (0.19)
    Loss on disposition of discontinued environmental
        services operations, net of income taxes (2)            --              --              --               --          (0.69)
    Extraordinary charge, net of income taxes (3)               --              --            (0.41)             --            --
-----------------------------------------------------------------------------------------------------------------------------------
    Net earnings                                       $       3.23    $       4.10    $       3.24     $       2.58    $     0.73
===================================================================================================================================
Diluted earnings (loss) per share --
    Continuing operations                              $       3.22    $       3.94    $       3.21     $       2.37    $     1.55
    Loss from discontinued environmental services
        operations, net of income taxes (2)                   (0.04)            --              --               --          (0.16)
    Loss on disposition of discontinued environmental
        services operations, net of income taxes (2)            --              --              --               --          (0.58)
    Extraordinary charge, net of income taxes (3)               --              --              (0.33)           --            --
-----------------------------------------------------------------------------------------------------------------------------------
    Net earnings                                       $       3.18    $       3.94    $       2.88     $       2.37    $     0.81
===================================================================================================================================
Total assets                                           $   1,400.4     $   1,267.0     $   1,150.2      $   1,095.1     $  1,099.6
===================================================================================================================================
Capital expenditures (4)                               $     116.4     $      94.6     $      78.8      $      58.2     $     43.5
===================================================================================================================================
Depreciation, depletion and amortization (5)           $      71.9     $      65.1     $      58.5      $      57.7     $     56.2
===================================================================================================================================
Total debt                                             $     167.9     $     200.6     $     169.7      $     236.9     $    282.4
===================================================================================================================================
Shareholders' equity                                   $     804.2     $     674.9     $     593.3      $     470.5     $    397.1
===================================================================================================================================
Ratio of debt to total capitalization (6)                     17.3%           22.9%           22.2%            33.5%          41.6%
===================================================================================================================================
Cash dividends paid per share of
    common stock                                       $      0.45     $      0.40     $      0.40      $       --      $      --
===================================================================================================================================

(1) On June 30, 1998, the Company acquired Medusa Corporation in a merger accounted for as a pooling of interests. (See Note 3 of Notes to Consolidated Financial Statements.)
(2) In November 1994, the Company decided to exit the environmental services business. These business activities are presented as discontinued operations for 1994. The loss in 1998 is an environmental remediation charge.
(3) Premium on early extinguishment of debt.
(4) Excluding acquisition expenditures of $6 million, $30.2 million, $6.2 million, $12.6 million and $16.1 million in 1998, 1997, 1996, 1995, and
    1994, respectively.
(5) Includes amortization of debt issuance costs.
(6) Total capitalization is the sum of  total debt and shareholders' equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS APPEARS ON PAGE 65
OF THIS REPORT.